AMENDED AND RESTATED OPERATING AGREEMENT

OF

LONERIDER SPIRITS, LLC

(A North Carolina Limited Liability Company)

THE INTERESTS AND UNITS REPRESENTED BY THIS AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED, OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS, OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

AMENDED AND RESTATED OPERATING AGREEMENT
OF
LONERIDER SPIRITS, LLC

TABLE OF CONTENTS

PAGE

AMENDED AND RESTATED OPERATING AGREEMENT
OF
LONERIDER SPIRITS, LLC

This AMENDED AND RESTATED OPERATING AGREEMENT OF LONERIDER SPIRITS, LLC (the "Agreement") is hereby adopted and entered into by its Members, as defined below, and confirmed and agreed to by Lonerider Spirits, LLC, a North Carolina limited liability company (the "Company"), is effective as of June __, 2021 (the "Effective Date") .

WHEREAS, the Company was formed as a North Carolina limited liability company upon the filing of its Articles of Organization with the office of the Secretary of State of the State of North Carolina under and pursuant to the North Carolina Limited Liability Company Act (the "Act") and heretofore been governed and operated pursuant to an Operating Agreement of the Company dated effective as of May 24, 2018 (the "Prior Agreement"); and

WHEREAS, the Company intends to raise additional capital via crowdfunding and issue a new class of its ownership interests with respect to such investment, and the Members desire to amend and restate the Company's operating agreement in its entirety in order to set forth the terms and relative rights of the new class of interest and otherwise reflect the terms for governing and regulating the affairs of the Company and the conduct of its business.

NOW, THEREFORE, the Company and its Members hereby covenant and agree that the operating agreement (within the meaning of the Act) of the Company is hereby adopted, amended, and restated in its entirety to read as follows.

ARTICLE I

DEFINITIONS

1.01 Definitions. Unless otherwise expressly provided herein, the following terms with initial capital letters shall have the meanings set forth below whenever used in this Agreement:

"Act" means the North Carolina Limited Liability Company Act, as from time to time amended, and any successor to the Act. Any reference in this Agreement to a specific statutory provision of the Act shall, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Affiliate" means any Person that, directly or indirectly, owns or Controls any other Person on an aggregate basis, including all beneficial ownership and ownership or Control as a trustee, guardian or other fiduciary, or that is Controlled by or is under common Control with such other Person.

"Agreement" means this Amended and Restated Operating Agreement of the Company and all schedules and exhibits hereto, as from time to time hereafter amended.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"BBA Audit Provisions" means the provisions for United States federal income tax audits of entities taxable as a partnership in subchapter C of chapter 63 of the Code.

"Board" means the Board of Representatives of the Company, as further described in Section 5.01(a).

"Capital Account" has the meaning set forth in Section 3.03 below.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member, whenever made.

"Class" means and refers to a particular class of Units, as more fully described in Section 2.08 and the other provisions of this Agreement. As of the date of this Agreement, the Company has five (5) authorized Classes of Units: Class A Units, Class B Units, Class CF Units, Class W-1 Units and Class W-2 Units.

"Class A Member" means any Member holding any Class A Units.

"Class A Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class A Units in this Agreement.

"Class B Member" means any Member holding any Class B Units.

"Class B Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class B Units in this Agreement. Class B Units are non-voting Units.

"Class CF Member" means any Member holding any Class CF Units.

"Class CF Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class CF Units in this Agreement. Class CF Units are non-voting Units.

"Class W Member" means any Class W-1 Member and any Class W-2 Member.

"Class W-1 Member" means any Member holding any Class W-1 Units.

"Class W-1 Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class W-1 Units in this Agreement.

"Class W-2 Member" means any Member holding any Class W-2 Units.

"Class W-2 Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class W-2 Units in this Agreement. Class W-2 Units are non-voting Units.

"Class W Unit" means a Class W-1 Unit or a Class W-2 Unit.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as the same may be amended from time to time. Any reference in this Agreement to a specific statutory provision of the Code will, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Company" means Lonerider Spirits, LLC, a North Carolina limited liability company.

"Control" (including, with correlative meanings, the terms "Controlled by" and "under common Control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Dissolution Event" has the meaning set forth in Section 9.01 below.

"Distribution Threshold" has the meaning set forth in Section 2.09(c) below.

"Effective Date" has the meaning set forth in the introductory paragraph above.

"Entity" means any foreign or domestic corporation, partnership, limited liability company, trust, unincorporated organization, joint venture, association or other entity, governmental body, or regulatory authority.

"First CF Date" means the day on which the Company first has any issued and outstanding Class CF Units.

"First Preferred Return" means the net of (i) $12,500,000, minus (ii) the Unreturned A/B Capital Contributions of all the outstanding Class A Units and Class B Units on the First CF Date as determined immediately prior to the initial issuance of any Class CF Units.

"Income" and "Loss" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) will be included in taxable income or loss), with the adjustments set forth below.

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Income and Loss pursuant to this definition shall be added to such income or loss.

(ii) There shall be subtracted from such income or loss any expenditures of the Company not deductible in computing its taxable income or not properly chargeable to capital account (and that are not otherwise taken into account in computing Income and Loss pursuant to this definition), any expenditures contemplated by section 709 of the Code (except for amounts with respect to which an election is properly made under section 709(b) of the Code), and any expenditures resulting in a deduction for a loss incurred in connection with the sale or exchange of Company property that is disallowed to the Company under sections 267(a)(1) or 707(b) of the Code.

(iii) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the book value of the disposed of property, notwithstanding that the adjusted tax basis of such property differs from its book value.

(iv) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation as computed on the Company's books and records for accounting purposes.

(v) Upon any actual or deemed distribution to a Member of any Company property (other than cash or cash equivalents) with respect to any Units, there shall be included and taken into account any unrealized gain or unrealized loss attributable to such distributed property, as if such unrealized gain or unrealized loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to the fair market value of such property.

(vi) In the event that the values of the Company assets are adjusted in accordance with Regulations section 1.704-1(b)(2)(iv)(f), the aggregate adjustments shall be included and taken into account in computing Income or Loss pursuant to the terms of this Agreement, as if the Company recognized gain or loss on a sale of such assets at such time equal to the amount of such aggregate adjustments.

(vii) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) is required pursuant to Regulations section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member’s Interest, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and will be taken into account for purposes of computing Income or Loss.

(viii) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Exhibit C of this Agreement shall not be taken into account in computing Income or Loss.

After taking into account the foregoing adjustments to taxable income, if the result is an excess of income and gains over expenditures, losses and deductions, the Company shall be treated as

having "Net Income", and if the result is an excess of expenditures, losses and deductions over income and gains, the Company shall be treated as having "Net Loss". In addition, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Exhibit C of this Agreement shall be determined by applying rules analogous to those set forth above in clauses (i) through (vii).

"Interest" means all of a Member's ownership interest (within the meaning of the Act) and legal and equitable rights as an owner in the Company, including, without limitation, the Member's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote and any rights to participate in the management of the Company as provided in the Act and this Agreement.

"IRS" means the United States Internal Revenue Service.

"Majority in Interest" means, with respect to all or any referenced group of Members, a combination of any of such Members who, in the aggregate, own more than fifty percent (50%) of the total outstanding Units owned by all or such referenced group of Members. If not otherwise specified or restricted, a "Majority in Interest" means and refers to holders of a majority of the Company's total outstanding voting Units at any particular time.

"Member" means each Person designated as a member of the Company on Exhibit B hereto and any other Person or Persons that hereafter become a member of the Company in accordance with this Agreement, during the period in which each such Person is a member of the Company as provided pursuant to this Agreement, but does not include any Person who has ceased to be a member of the Company. "Members" refers to such Persons as a group. At any time that there is only one Member of the Company, the term "Members" when used in this Agreement means and refers to the one Member.

"Person" means an individual, a custodian for any individual under any jurisdiction's Uniform Transfers to Minors Act or similar statute, a trust or a trustee on behalf of a trust, a guardianship or guardian on behalf of a guardianship, an estate, or any Entity.

"Preferred Return Units" mean the Company's Class A Units, Class B Units, and Class W Units that are outstanding on the day immediately before the First CF Date.

"Prior Agreement" has the meaning set forth in the recitals to this Agreement.

"Regulations" means the temporary and final regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Representative" has the meaning set forth in Section 5.01(a) below.

"Second Preferred Return" means $4,500,000.

"Secretary of State" means the office of the Department of the Secretary of State of North Carolina.

"Securities Act" means the federal Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Tax Distributions" has the meaning set forth in Section 4.02(b) below.

"Unit" means each of the Units, which collectively constitute all of the Interests in the Company. Each individual Unit constitutes a fractional part of the Interest of each Member in the Company representing the relative interest, rights and obligations a Member has with respect to certain economic rights, voting, and other items pertaining to the Company as set forth in this Agreement. Unless otherwise provided herein, references in this Agreement to "Units" of a Member includes all or the portion of such Member's Interest that is represented by or attributable to, or otherwise relates to, such Units. Whole, as well as fractional, numbers of Units may be issued by the Company and/or owned by Members and other transferees of Units. Each Member's numbers and Class of Units are set forth in Exhibit B attached hereto, as such Exhibit B may be amended from time to time to reflect transfers or additional issuances of Units in accordance with the terms of this Agreement, or in the case of Class W Units, set forth in such Member's restricted unit purchase or similar agreement with the Company.

"Unreturned A/B Capital Contributions" means with respect to each holder of Class A Units or Class B Units the excess, if any, from time to time of (i) the aggregate Capital Contributions made to the Company with respect to the holder's Class A Units or Class B Units, over (ii) the sum of (A) the aggregate amount of distributions made with respect to such Class A Units or Class B Units pursuant to Section 4.02(a)(i), and (B) the aggregate amount of liquidating distributions made with respect to such Class A Units or Class B Units pursuant to Section 9.03.

"Unreturned CF Capital Contributions" means with respect to each holder of Class CF Units the excess, if any, from time to time of (i) the aggregate Capital Contributions made to the Company with respect to the holder's Class Units, over (ii) the sum of (A) the aggregate amount of distributions made with respect to such Class CF Units pursuant to Section 4.02(a)(iii), and (B) the aggregate amount of liquidating distributions made with respect to such Class CF Units pursuant to Section 9.03.

1.02 Successor Statutes and Agencies; Global Terms. Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific governmental agencies or Entities includes any successor statute or regulation, or agency or Entity, as the case may be. Unless otherwise specified, the references to "Section" and "Article" in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "include" or "including" in this Agreement is by way of example rather than by limitation.

ARTICLE II

ORGANIZATION, OFFICES, PURPOSE, AND TERM

2.01 Formation and Organization. The Company was formed as a limited liability company pursuant to the Act on May 2, 2018, upon the filing of the Articles of Organization of the Company with the Secretary of State.

2.02 Operating Agreement. The Members and the Company hereby execute and deliver this Agreement for the purpose of governing and regulating the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. It is hereby agreed that during the term of the Company set forth in Section 2.06, all provisions of the Company's "operating agreement" (within the meaning of the Act) must be in writing or otherwise adopted in accordance with this Agreement, the rights and obligations of Members with respect to the Company and any other Member(s) will be determined in accordance with the terms and conditions of this Agreement to the greatest extent permitted by law, and where the Act provides for rights and obligations specified in the Act that differ from or are inconsistent with the rights and obligations set forth in this Agreement, such rights and obligations shall be as set forth in this Agreement rather than as set forth in the Act, to the greatest extent permitted by law. This Agreement amends, restates, and supersedes the Prior Agreement in its entirety.

2.03 Name. The name of the Company is "Lonerider Spirits, LLC", and its operations shall be conducted under such name; provided, however, that the operations of the Company may be conducted under any other name deemed necessary or desirable by the Board or as may be necessary to comply with the requirements of any jurisdiction in which the Company may conduct operations.

2.04 Offices and Registered Agent. The principal office of the Company is to be located at such place as may be determined by the Board. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places. The registered office of the Company currently is at 624 Holly Springs Court, Suite 163, Holly Springs, Wake County, North Carolina 27540, and the registered agent of the Company for service of process at such address currently is Chris Mielke. The Board may change the registered agent and registered office of the Company to such other agent or office as may be permitted under the Act, upon satisfaction of the requirements for making such a change as are set forth under the Act.

2.05 Purpose.

(a) The principal purpose and business of the Company is to do all things and engage in all activities and business permitted under applicable North Carolina law.

(b) The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the provisions set forth in the Articles of Organization and this Agreement.

2.06 Term. The term of the Company commenced on May 24, 2018, the effective date of the filing of the Articles of Organization of the Company with the Secretary of State pursuant to the Act. The Company shall continue in existence in perpetuity, unless the Company's Articles of Organization are amended to provide for a definite period of duration, in which case the Company shall continue in existence until the close of business on the last day of such period, or unless the Company is sooner dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act.

2.07 Income Tax Classification of Company. At such time or times as the Company is treated for purposes of federal income taxation as having more than one owner, the Company shall be classified as a partnership for purposes of federal income taxation in accordance with Regulations section 301.7701-3, unless and until the Board and a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, gives written consent to the Company's making an affirmative election with the IRS to be classified for federal income tax purposes as an association taxable as a corporation.

2.08 Nature of Units and Interests. The Interests and Units in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. No Member and no successor, representative, or assignee of any Member shall have any right, title, or interest in or to any Company property or the right to partition any real property owned by the Company. Interests or Units may, but need not necessarily, be evidenced by a certificate of ownership interest issued by the Company, in such form as the Board may determine. As of the date of this Agreement, the capital structure of the Company shall consist of five (5) Classes of Units: Class A Units, Class B Units, Class CF Units, Class W-1 Units, and Class W-2 Units. The Company's Classes of Units shall have the relative rights, privileges, preferences, restrictions, and limitations as provided in this Agreement.

2.09 Class W Units.

(a) The Board is hereby authorized to cause the Company to issue Class W Units to employees, officers, directors, and other service providers of or to the Company, under such terms and conditions and for such, or no, amounts of Capital Contribution per Unit, all as the Board may determine. The Board is authorized to issue up to any number of Class W Units under this Section as it determines in its sole discretion. Class W-1 Units have certain voting rights as set forth herein. Except as otherwise provided by law or in this Agreement, the Members holding Class W-2 Units shall have no right to vote on any issues presented to the Members of the Company.

(b) The Company and each Member agree to treat each Class W Unit granted to a Class W Member as a separate "profits interest" within the meaning of IRS Revenue Procedure 93-27, 1993-2 C.B. 343 ("Rev. Proc. 93-27"). In accordance with IRS Revenue Procedure 2001-43, 2001-2 CB 191 ("Rev. Proc. 2001-43"), the Company will treat each Class W Member as the owner of his, her, or its Class W Units from the date such Class W Units are granted, and shall file its IRS Form 1065, and issue appropriate Schedules K-1 (Form 1065) to such Class W Member, allocating to such Class W Member his, her, or its distributive share of

all items of income, gain, loss, deduction and credit associated with such Class W Units (including any unvested Class W Units as if they were vested Units). Each holder of Class W Units agrees to take into account such distributive share in computing such holder's United States federal (and other applicable) income tax liability for the entire period during which he, she, or it holds such Class W Units. The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of any Class W Unit issued to a Class W Member, either at the time of the grant of such Unit or when such Unit vests pursuant to any restrictions placed on the Unit in connection with its issuance. The undertakings contained in this Section 2.09 shall be construed in accordance with Section 4 of Rev. Proc. 2001-43. Accordingly, except to the extent that the Board, after consultation with the Company's tax or accounting advisors, determines it not to be necessary to qualify the issued Class W Units as "profits interests", upon the issuance of Class W Units to a Class W Member, (i) the gross book value of all noncash assets of the Company shall be adjusted to equal their respective gross fair market values, as determined by the Board, pursuant to Regulations section 1.704-1(b)(2)(iv)(f), and (ii) pursuant to paragraph (vi) of the definition in Section 1.01 of "Income" and "Loss" and this Section 2.09, such aggregate adjustments to the gross book value of all noncash assets shall be treated as if the Company recognized gain or loss equal to the amount of such aggregate adjustments, and then such amounts of deemed gain or loss shall be simultaneously allocated to the Capital Accounts of all Persons who are holders of Units immediately prior to such issuance by adjusting the Capital Accounts to reflect their respective shares of such deemed gain or loss.

(c) Each Class W Unit shall be issued subject to a Distribution Threshold. For all Class W Units issued on or after the Effective Date, a "Distribution Threshold" means, unless otherwise determined by the Board, an amount equal to the amount that would be distributed to all holders of Units under Section 4.02(a)(v) if, immediately before the time the Class W Unit is issued, the Company were to (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the Company's available assets (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the Company, to the value of such assets), and (iii) distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 4.02(a); provided, however, that the Distribution Threshold for any Class W Unit shall not be less than zero dollars. The Board shall have the discretion to set any Class W Unit's Distribution Threshold at an amount that is greater than the amount determined in the immediately preceding sentence. The Distribution Threshold for any Class W Units issued as of the date of this Agreement will be zero, and the Board shall determine the Distribution Threshold for each Class W Unit issued after the date of this Agreement. In the case of any Class W Unit issued before the Effective Date, any Distribution Threshold with respect to such Unit that is greater than zero shall be applied from and after the Effective Date to any distributions to be made under Section 4.02(a)(ii) of this Agreement.

(d) The intent of this Section 2.09 is to ensure that all Class W Units qualify as "profits interests" under Rev. Proc. 93-27 and Rev. Proc. 2001-43 when issued, and this Section 2.09 and the other provisions of this Agreement shall be interpreted and applied consistently therewith. Each Class W Member who receives any unvested Class W Unit (whether issued on or after the date hereof) agrees to timely and properly make an election under section 83(b) of the Code with respect to each such unvested Unit received. The provisions of

this Section 2.09 shall apply regardless of whether or not the Class W Member files an election pursuant to section 83(b) of the Code with respect to such Class W Units. Any Class W Unit that is repurchased by the Company, whether pursuant to the terms of any agreement with the Company or otherwise, shall no longer be deemed to be outstanding for any purpose under this Agreement.

ARTICLE III

MEMBERS, UNITS, AND CAPITAL CONTRIBUTIONS

3.01 Members, Units, and Capital Contributions.

(a) Each Member either has contributed prior to the Effective Date, or hereby agrees to contribute as of the Effective Date, an aggregate amount of cash or cash equivalents to the Company in the amount set forth on Exhibit B attached hereto as such Member's Capital Contribution. The name, address, and number of Units of each Class of each Member are as listed on Exhibit B attached hereto, which Exhibit may be amended by the Board without obtaining the consent or approval of the Members as of the effectiveness of any subsequent transfer or issuance of any Interest or Units that is in accordance with this Agreement.

(b) Unless such Member otherwise agrees in writing, a Member has no obligation to make any Capital Contribution to the Company beyond the Capital Contributions described in this Section 3.01 or any additional Capital Contribution that might be required with respect to Company Level Taxes as provided in Section 4.04(c) below. A Member shall not be entitled to interest on any Capital Contributions, or to a return of any Capital Contributions, except as specifically provided in this Agreement.

(c) Upon approval of the terms thereof by the Board, any Member may make a loan to the Company upon commercially reasonable terms. Loans by a Member to the Company shall not be considered Capital Contributions.

3.02 Liability of Members. A Member shall not be liable for the debts, liabilities, or obligations of the Company beyond the Capital Contributions the Member has made or has agreed to make in writing, or as provided in Section 4.04(c) below with respect to a share of any Company Level Taxes. Except as otherwise expressly provided herein, a Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

3.03 Capital Accounts. The Company shall maintain separate capital accounts (each a "Capital Account") for each Member pursuant to the principles of this Section 3.03 and Regulations section 1.704-1(b)(2)(iv). As of the First CF Date, the Capital Account balance of each of the holders of Preferred Return Units shall be adjusted and revalued so as to equal the amount that would be distributed to those holders with respect to such Units under clauses (i) and (ii) of Section 4.02(a) if an aggregate amount of $12,500,000 were distributed among those holders with respect to such Units under such clauses (and after taking into account and applying any Distribution Threshold for any of the Class W Units). The initial Capital Account with respect to any other Units issued on or after the First CF Date of each Member shall be the initial amounts contributed or deemed to have been contributed to the Company in exchange for the

Units pursuant to Section 3.01(a). In the maintenance of Capital Accounts for the Members, the following provisions will apply.

(a) Each Member's Capital Account shall be increased by the amount of any cash and the agreed fair market value of any other property contributed by such Member as an additional Capital Contribution, such Member's distributive share of Income and Net Income, any items in the nature of income or gain that are specially allocated to such Member pursuant to Exhibit C to this Agreement, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by the amount of cash and the fair market value of any other Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Loss and Net Loss, any items in the nature of deduction or loss that are specially allocated to such Member pursuant to Exhibit C to this Agreement, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c) Upon the transfer of all or any portion of any Member's Units in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Units.

(d) The provisions of this Section 3.03 and other portions of this Agreement relating to allocations and the proper maintenance of Capital Accounts are designed and intended to comply with the requirements of Regulations section 1.704-1(b). The Members intend that such provisions be interpreted and applied in a manner consistent with such Regulations. The Board is authorized to modify the manner in which the Capital Accounts are maintained if the Board determines, after consultation with the Company's tax advisors, that such modification (i) is required or prudent to comply with the Regulations and (ii) is not likely to have a material adverse effect on the amounts distributable to any Member of the Company.

3.04 Withdrawal or Reduction of Contributions to Capital.

(a) No Member has the right to withdraw all or any part of his, her, or its Capital Contributions or to receive any return on any portion of his, her, or its Capital Contributions, except as may be otherwise specifically provided in this Agreement. Under circumstances involving a return of any Capital Contributions, no Member has the right to receive property other than cash; provided, however, that no Member has the right to refuse an in-kind distribution of property.

(b) Except as may be otherwise set forth in Article IV, no Member will have priority over any other Member, either as to the return of Capital Contributions or as to Net Income, Net Loss, or distributions; provided, however, that this subsection does not apply to loans (as distinguished from Capital Contributions) that a Member has made to the Company.

ARTICLE IV

ALLOCATIONS AND DISTRIBUTIONS

4.01 Allocation of Income and Loss. After first giving effect to any required special allocations provided in Exhibit C attached hereto, for purposes of maintaining Capital Accounts and in determining the rights of the Members among themselves, Net Income or Net Loss, if any, as determined for book purposes within the meaning of Regulations section 1.704-1(b), for all years or other periods, shall be allocated to the Members in accordance with the provisions set forth below. Notwithstanding the foregoing, upon the issuance by the Company of any Class W Units on or after the Effective Date, except as otherwise determined not to be necessary as provided in Section 2.9(b), the special allocations of Net Income and Net Loss arising pursuant to Regulations section 1.704-1(b)(2)(iv)(f) as described Section 2.09(b) and interim allocations of Net Income and Net Loss from all other activities of the Company to date in that fiscal year of the Company (and not previously allocated to and among the Capital Accounts of the holders of Units in any previous interim allocation) shall be made under this Section at such time among the Persons that hold Units in the Company immediately prior to such issuance of such Class W Units.

(a) Net Income, if any, for a year or other period shall be allocated to the holders of Units in the following order and priority.

(i) First, Net Income shall be allocated to and among the holders of Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to such Units pursuant to Section 4.01(b)(vii), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(i).

(ii) Next, Net Income shall be allocated to and among the holders of Class A Units and Class B Units, pro rata in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to their Class A Units or Class B Units pursuant to Section 4.01(b)(vi), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(ii).

(iii) Next, Net Income shall be allocated to and among the holders of Preferred Return Units, pro rata in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to their Preferred Return Units pursuant to Section 4.01(b)(v), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(iii).

(iv) Next, Net Income shall be allocated to and among the holders of Class CF Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to their Units pursuant to Section 4.01(b)(iv), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(iv).

(v) Next, Net Income shall be allocated to and among the holders of Preferred Return Units, pro rata in proportion to and to the extent of the amount of the excess, if any, of (A) each such holder's Preferred Return Units' respective shares of the aggregate Second Preferred Return amount, as determined and apportioned under Section 4.02(a)(iv) above, as of the time of the allocation, over (B) the aggregate amount of Net Income previously allocated to such holder's Units under this Section 4.01(b)(v).

(vi) Finally, any remaining Net Income shall be allocated to and among all holders of Units pro rata in accordance with their respective numbers of Units, regardless of Class; provided, however, that in the case of each Class W Unit issued on or after the First CF Date with a Distribution Threshold greater than zero, (A) no Net Income will be allocated to such Class W Unit until the total allocations of Net Income under this Section 4.01(a)(vi) upon the issuance (for any special allocations of Net Income and Net Loss arising pursuant to Regulations section 1.704-1(b)(2)(iv)(f) and to-date interim allocations then made as described in in Section 2.09(b)) and after the issuance of the Class W Unit equal (I) that Unit's Distribution Threshold or (II) such other amount as the Board, upon the advice of and consultation with the Company's tax or accounting advisors, may determine to be necessary to qualify such Class W Unit as a "profits interest" as described in Section 2.09(b) and to take into account the economic effect of the Distribution Threshold with respect to such Class W Unit; and (B) thereafter such Class W Unit is to be allocated its pro rata share of all additional Net Income under this paragraph.

(b) Net Loss, if any, for a year or other period shall be allocated to the holders of Units in the following order and priority.

(i) First, Net Loss shall be allocated to and among the holders of Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Income previously allocated to their Units under Section 4.01(a)(vi), over (B) the aggregate amount of Net Loss previously allocated to such Units under this Section 4.01(b)(i).

(ii) Next, Net Loss shall be allocated to and among the holders of Class W Units in proportion to and to the extent of the amount of the excess, if any, of (A) the aggregate Capital Contributions with respect to their Class W Units as of the time of the allocation, over (B) the aggregate amount of Net Loss previously allocated to such Class W Units under this Section 4.01(b)(ii).

(iii) Next, Net Loss shall be allocated to and among the holders of Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Income previously allocated to their Units under Section 4.01(a)(v), over (B) the aggregate amount of Net Loss previously allocated to such Units under this Section 4.01(b)(iii).

(iv) Next, Net Loss shall be allocated to and among the holders of Class CF Units pro rata in proportion to and to the extent of the amount of the excess, if any, of (A) the aggregate Capital Contributions made with respect to such Units as of the time of the

allocation, over (B) the aggregate amount of Net Loss previously allocated to such Units under this Section 4.01(b)(iv).

(v) Next, Net Loss shall be allocated to and among the holders of Preferred Return Units, pro rata in proportion to and to the extent of the amount of the excess, if any, of (A) each such holder's Preferred Return Units' respective shares of the aggregate First Preferred Return amount, as determined and apportioned under Section 4.02(a)(ii) above, as of the time of the allocation, over (B) the aggregate amount of Net Loss previously allocated to such holder's Units under this Section 4.01(b)(v).

(vi) Next, Net Loss shall be allocated to and among the holders of Class A Units and Class B Units pro rata in proportion to and to the extent of the amount of the excess, if any, of (A) the aggregate Capital Contributions made with respect to such Units as of the time of the allocation, over (B) the aggregate amount of Net Loss previously allocated to such Units under this Section 4.01(b)(vi).

(vii) Finally, any remaining Net Loss shall be allocated to and among the holders of Units pro rata in accordance with their respective numbers of Units, regardless of Class.

(c) All allocations of Net Income and Net Loss made under this Section 4.01 shall be made as of the last day of each year of the Company or other period for which allocations are being made, but shall be made after adjusting Capital Account balances to reflect all distributions or Capital Contributions made on or before the last day of the period at issue. In addition, for purposes of determining the amount of Net Income to be allocated under Section 4.01(a)(v), to the extent any prior allocations of Net Income under that paragraph have been subsequently offset with allocations of Net Loss under Section 4.01(b)(iii), such prior allocations of Net Income shall be disregarded for purposes of computing subsequent allocations of Net Income under Section 4.01(a)(v). Similarly, for purposes of determining the amount of Net Loss to be allocated under Section 4.01(b)(iv), (b)(v), or (b)(vi), to the extent any prior allocations of Net Loss under any such paragraph have been subsequently offset with allocations of Net Income under Section 4.01(a)(iv), (a)(iii), or (a)(ii), respectively, such prior allocations of Net Loss shall be disregarded for purposes of computing subsequent allocations of Net Loss under Section 4.01(b)(iv), (b)(v), or (b)(vi), as the case may be.

4.02 Distributions. Subject to any nondiscretionary restrictions or limitations regarding distributions imposed on the Company by the Act or under any loan agreements, other financing documents, or other contracts or agreements to which the Company or its property may be subject, the Board may, in its sole discretion, cause the Company to make distributions of cash or other property in such aggregate amounts as the Board may determine, at any time and from time to time, and any such distributions shall be made to and among the Members as set forth in the remaining provisions of this Section.

(a) Regular Distributions. Except for distributions in connection with the dissolution and liquidation of the Company (to which the provisions of Section 9.03 shall apply), such distributions shall, after reducing the distributable cash or other property for any required

Tax Distributions to be made pursuant to Section 4.02(b), be made to and among the Members in the following order and priority.

(i) First, distributions shall be made to the holders of Class A Units and Class B Units pro rata in proportion to and to the extent of their Units' respective amounts of Unreturned A/B Capital Contributions until the Unreturned A/B Capital Contributions of each such holder of Class A Units and Class B Units has been reduced to zero.

(ii) Second, distributions shall be made to and among the holders of the then-outstanding Preferred Return Units, pro rata in accordance with their respective numbers of such Units (regardless of Class), until the total distributions under this Section 4.02(a)(ii) equal the First Preferred Return; provided, however, for any Preferred Return Unit that is a Class W Unit issued with a Distribution Threshold greater than zero, no distributions will be made to the holder thereof with respect to such Class W Unit until the total distributions under this Section 4.02(a)(ii) equal such Unit's Distribution Threshold, and thereafter the holder of each such Class W Unit whose Distribution Threshold has been satisfied is to receive that Unit's pro rata share of all additional distributions under this paragraph.

(iii) Third, distributions shall be made to the holders of Class CF Units, pro rata in proportion to and to the extent of their Units' respective amounts of Unreturned CF Capital Contributions until the Unreturned CF Capital Contributions of each such holder of Class CF Units has been reduced to zero.

(iv) Fourth, distributions shall be made to and among the holders of the then-outstanding Preferred Return Units, pro rata in accordance with their respective numbers of such Units (regardless of Class), until the total distributions under this Section 4.02(a)(iv) equal the Second Preferred Return.

(v) Finally, any remaining amounts shall be distributed to and among all of the holders of Units pro rata in accordance with their respective numbers of Units, regardless of Class; provided, however, for each Class W Unit issued on or after the First CF Date with a Distribution Threshold greater than zero, no distributions will be made to the holder thereof with respect to such Class W Unit until the total distributions under this Section 4.02(a)(v) after the issuance of the Class W Unit equals that Unit's Distribution Threshold, and thereafter the holder of such Class W Unit whose Distribution Threshold has been satisfied is to receive that Unit's pro rata share of all additional distributions under this paragraph.

Notwithstanding anything to this Agreement to the contrary, distributions to holders of Class W Units pursuant to this Section 4.02(a) may be modified by the Board to the extent necessary, in the reasonable discretion of the Board after consultation with the Company's tax advisors, in order to cause such distributions and permit the Class W Units to comply with the requirements of Section 2.09.

(b) Tax Distributions.

(i) The Board will use its best efforts to cause the Company to make, by ninety (90) days after the end of each fiscal year, distributions in cash (to the extent available from distributable cash) by reason of this Section 4.02(b)(i) (such distributions being referred to as the "Tax Distributions") to all Members as necessary so that each Member has received cumulative distributions from the Company after the effective date of the Prior Agreement, whether pursuant to the Prior Agreement or under Section 4.02(a) or this Section 4.02(b)(i) of this Agreement, at least equal to the aggregate state and Federal income tax liability such Member would have incurred (under the application of the assumptions below regarding the calculation of tax liability) as a result of such Member's allocable share of (A) the total amount of cumulative taxable income and gain of the Company allocated to the Units of such Member for such fiscal year and all prior fiscal years or periods or portions thereof occurring after the effective date of the Prior Agreement, over (B) the total cumulative amount of losses and deductions allocated to such Member for such fiscal year and prior fiscal years or periods or portions thereof occurring after the effective date of the Prior Agreement. For purposes of this Section 4.02(b)(i), the aggregate cumulative income tax liability with respect to Company taxable income shall be calculated: (I) as if the Member were a natural human being residing in North Carolina and taxable at the combined highest effective marginal tax rate under applicable Federal and state income tax laws (as determined from time to time by the Board after consulting with tax advisors to the Company and taking into account changes in such tax rates over time, the character of the items of income, and any deductions generally available with respect thereto) with respect to such taxable income; and (II) as if such taxable income or loss were the sole source of income and loss for the Member. If, for any fiscal year determination, the total cumulative distributions that have otherwise been distributed after the effective date of the Prior Agreement, whether pursuant to that Prior Agreement or under Section 4.02(a) or this Section 4.02(b)(i) of this Agreement, are sufficient to satisfy the minimum amounts of distributions required to be paid to each Member under this Section 4.02(b)(i), then no Tax Distributions shall be paid for such fiscal year, and distributions for such fiscal year will be payable pursuant to the other provisions of this Agreement. No Tax Distributions shall be paid in connection with the dissolution and liquidation of the Company.

(ii) Tax Distributions may be made during a fiscal year to enable the Members to satisfy estimated tax liabilities with respect to income and gains realized by the Company (and not otherwise covered by distributions) during such fiscal year, and such Tax Distributions shall be treated during such fiscal year as advances (and not distributions). If such advances or portions thereof are required to be returned at the end of a fiscal year (after review of the Company's taxable income for which Tax Distributions are distributable), such portions shall be returned promptly to the Company without interest. Any portion of such advance not required to be returned at the end of the fiscal year shall be deemed a Tax Distribution at that time. Any tax "withholding" or similar payments made by the Company pursuant to Section 4.05 on behalf of a Member with respect to a Member's share of Company income or distributions with respect to any period shall be treated by the Company as distributions creditable against the Tax Distributions requirement for such period under Section 4.02(b)(i), if the Member does not reimburse the Company for such "withholding" or similar payments.

(iii) All Tax Distributions made by the Company shall, for purposes of determining future distributions to be made with respect to the recipient's Units under Section 4.02(a), offset and be treated as a prepayment of distributions otherwise to have been made with respect to such recipient's Units under Section 4.02(a), by reducing the amount of the next succeeding distribution or distributions otherwise distributable with respect to such Units under Section 4.02(a) by the amount of Tax Distributions for which no prior reduction under Section 4.02(a) and this paragraph has been made.

(c) Right of Set-Off. The Board will have the right to cause the Company to apply all or any portion of any amount of a distribution otherwise distributable to a Member against any advances or other sums then due and owing to the Company from or on behalf of such holder of Units, including, without limitation, advances under Section 4.05 that are not repaid. The portion of any such distribution so applied as a set-off against amounts due and owing shall, even though not physically distributed to the Member, be treated as a distribution with respect to the Member's Units for purposes of this Agreement, including, but not limited to, the determination of the Member's Capital Account balance and the amount of future allocations and distributions to which the Member is entitled. In addition, to the extent the amount applied is being set off for payment of an unpaid Capital Contribution, the amount shall be treated as a Capital Contribution by the Member as of the date of the distribution so applied.

4.03 Allocations for Tax Purposes; Effect of Change of Units. Except as otherwise provided herein, each item of income, gain, loss, or expense of the Company shall be allocated to the Members in the same manner as allocations are made of Net Income, Net Loss and other items of income, gain, loss, or expense pursuant to Section 4.01 and Exhibit C. If (i) there is a transfer of, or issuance of any additional, Units in the Company other than as of the end of a calendar year, and (ii) after such transfer or additional issuance the Company is treated as a partnership for federal income tax purposes, then all items to be allocated, credited, charged or distributed for such year shall be prorated in accordance with section 706 of the Code, using any convention permitted by law and selected by the Board; provided, however, that if the Company utilizes the cash method of accounting, certain "allowable cash basis items" as defined in Code section 706(d)(2) shall be allocated as therein specified. Selection of the specific allowable method will be made by the Board, unless a transferor Member and a transferee themselves specify, with respect to the transferred Units, a method that is permitted under the Code. A Representative will have no liability to any Member in connection with the determination of each Member's share of prorated allocations of income or losses if such allocations were made in good faith in accordance with the terms of this Agreement or in reliance on the advice of the Company's accountants or tax counsel.

4.04 Partnership Tax Items and Modifications to Allocations. At all times during which the Company is treated as a partnership for federal income tax purposes, the following provisions shall apply.

(a) Tax Elections. The Board, in its sole discretion, may cause the Company to elect pursuant to section 754 of the Code and the Regulations to adjust the basis of the Company assets as provided by sections 743 or 734 of the Code and the Regulations thereunder.

The Company shall make such other elections for federal income tax purposes as may be determined by the Board, acting in its sole and absolute discretion.

(b) Amendments for Tax Matters. The Board shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01 to become effective, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c), and 1.704-3 upon the happening of: (i) a liquidation of the Company within the meaning of Regulations section 1.704-1(b)(2)(ii)(g); (ii) the contribution or distribution of any property, other than a *de minimis* amount, to or by the Company in exchange for Units or another form of Interest in the Company; or (iii) the issuance of Units or another form of Interest (other than a *de minimis* Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of becoming a Member; provided, however, that adjustments pursuant to clauses (ii) or (iii) are to be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. Under any other circumstance, the Board shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c) and 1.704-3, but only if the Board determines that such amendment (I) is required or prudent to comply with the Regulations and (II) is not likely to have a material effect on the amounts distributable to any Member of the Company.

(c) Tax Audits.

(i) For each taxable year of the Company, the Board will select a Company officer to be the Company's "partnership representative" within the meaning of Code section 6223(a) (the Company's "Tax Representative").

(ii) The Tax Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, to make any and all elections and to take any actions that are available to be made or taken by the "partnership representative" or the Company under the BBA Audit Provisions or analogous state and local tax law provisions, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to, and shall, (A) cooperate with the Tax Representative in the determination of the liability of the Company and each Member pursuant to this Section 4.04(c), including providing such information and documentation as is reasonably requested by the Tax Representative in connection with any audit proceedings concerning the Company, and (B) do or refrain from doing any or all things reasonably required by the Tax Representative to conduct such proceedings. The Tax Representative shall receive no additional compensation from the Company for its services in such capacity, but all expenses incurred by the Tax Representative in such capacity shall be borne by the Company. The Tax Representative is authorized to employ such accountants, attorneys and agents as it, in its sole discretion, determines are necessary to or useful in the performance of its duties. Any Person who serves as Tax Representative shall not be liable to the Company or to any Member for any action it takes or fails to take as Tax

Representative with respect to any administrative or judicial proceeding arising under the BBA Audit Provisions, unless such action or failure to act constitutes a violation of such Person's duty of care.

(iii) Notwithstanding any provision of this Agreement to the contrary, any taxes, penalties, and interest payable under the BBA Audit Provisions or a similar state or local tax laws by the Company ("Company Level Taxes") shall be treated as attributable to the Members, and the Tax Representative shall allocate the burden of any such Company Level Taxes to those Members to which such amounts are reasonably attributable (whether as a result of their status, actions, inactions, or otherwise), taking into account the effect of any modifications or reductions in rate, whether under Code section 6225 or otherwise, that reduce the amount of Company Level Taxes. All Company Level Taxes allocated to a Member shall, at the option of the Tax Representative, (i) be promptly paid to the Company by such Member (the "Funding Option"), or (ii) be satisfied and paid by offset via reducing the amount of the current or next succeeding distribution or distributions that would otherwise have been made to such Member, and, if such distributions are not sufficient for that purpose, by reducing the proceeds of liquidation otherwise payable to such Member pursuant to Section 9.03 ("Offset Option"). If the Tax Representative selects the Funding Option, the Company's payment of the Company Level Taxes allocated to the applicable Member shall be treated as a distribution to such Member in return of Capital Contributions, and the payment by such Member to the Company shall be treated as a capital contribution for United States federal income tax purposes; provided, however, that such payments shall not affect the Capital Contribution of, any other Capital Contributions to be made by, or the distributions and allocations to be made to the applicable Members under this Agreement. If the Tax Representative selects the Offset Option, the applicable Member shall be treated, for all purposes of this Agreement, as having received a distribution of the amount of its allocable share of the Company Level Taxes at the time such Company Level Taxes are paid by the Company. To the fullest extent permitted by law, each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability for Company Level Taxes allocated to such Member, and such requirement to indemnify and the obligations of a Member set forth in this paragraph shall survive the Member's withdrawal from the Company or any other sale, transfer, assignment or disposition of all or any part of the Member's Interest in the Company.

(iv) In connection with any of the actions set forth in this 4.04(c), the Tax Representative, after consulting with the Company's tax or accounting advisors, shall have the authority to determine the proper tax and accounting treatment of such action in its reasonable discretion and in reliance upon the applicable Code and Regulations promulgated thereunder.

(v) The obligations of each Member (or former Member) under this Section 4.04(c) shall survive any transfer or assignment by such Member of its Interest and the dissolution of the Company.

(d) Code Section 704(c). In accordance with section 704(c) of the Code and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated

among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value (as agreed by the Company and the contributing Member) at the time of contribution. The Company's assets shall be revalued in connection with the issuance of any Class W Units after the Effective Date as set forth in Section 2.09(b), if determined by the Board to be reasonably necessary or appropriate to permit such Class W Units to qualify as a "profits interest" as described in Section 2.09(b). If any Company asset has been revalued on the books of the Company and the Capital Accounts of the Members adjusted under section 1.704-1(b)(2)(iv)(f) of the Regulations, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its adjusted book value in the same manner as, but not necessarily under the same convention(s) or method(s) specifically used by the Company for its allocations actually made or to be made by the Company, under section 704(c) of the Code and the Regulations thereunder.

(e) Partnership Tax Returns. The Board shall cause the Company to file a federal income tax return and all other tax returns required to be filed by the Company for each fiscal year or part thereof for which such returns are required. In connection with all such returns, the Board shall provide to each Person who at any time during the fiscal year was recognized under this Agreement as a holder of Units with an annual statement or statements (including a copy of Schedule K-1 to Internal Revenue Service Form 1065 or any successor Form) indicating such Person's share of the Company's income, loss, gain, expense and other items relevant for federal income tax purposes and any appropriate state or local income tax purposes.

4.05 Tax Withholding. The Board is hereby authorized to cause the Company to pay, on behalf of or with respect to any Member or any transferee of Units that is not a Member, any amounts to a federal, foreign, state or local taxing authority as may be necessary for the Company to comply with tax withholding provisions of the Code, the North Carolina General Statutes, or other income tax or revenue laws of any applicable taxing authority, whether because the Member or transferee is considered a nonresident for North Carolina income tax purposes or not to be a "United States person" for federal income tax purposes or for any other reason. Any such amount paid by the Company shall be treated as a distribution by the Company to such Member or transferee, and shall be offset against any distributions otherwise due to the Member or transferee. In addition, if the amount of any such tax withholding or payment exceeds the amount of unpaid distributions otherwise owing to such Member or transferee with respect to the year or other period for which such tax payment was made, the Company shall, in the sole discretion of the Board, either (i) treat such excess amount as an offset against any future distributions to be made to such Member or transferee, or (ii) require the Member or transferee on whose behalf such payments were made to reimburse the Company for such excess amount.

4.06 Limitation on Distribution. Notwithstanding Section 4.02 hereof, no distribution may be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act, in any other applicable law, or pursuant to any contractual obligations of the Company with lenders or other Persons.

4.07 Books of Account; Member Inspection Rights.

(a) The Board shall maintain, or otherwise cause the Company to maintain, books, records and accounts of all operations and expenditures of the Company, and shall determine all items of income, expense, Net Income, and Net Loss in accordance with the method of accounting selected by the Board, consistently applied. All of the records and books of account of the Company, in whatever form maintained, shall at all times be maintained at the principal office of the Company or another location designated by the Board and shall be open to the inspection and examination of the Members or their representatives during reasonable business hours. Such right of inspection and examination may be exercised through any agent or employee of a Member designated by it or by an attorney or independent certified public accountant designated by such Member. Such Member shall bear all expenses incurred in any examination made on behalf of such Member.

(b) All expenses in connection with the keeping of the books and records of the Company and the preparation of financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Company's business shall be borne by the Company as an ordinary expense of its business.

4.08 Incentive Interest Safe Harbor Election. In furtherance and not derogation of the authority granted to the Board under Article V, subject to the terms hereof, the Board is hereby authorized to cause the Company to make the safe harbor election for valuing Interests issued in connection with the performance of services by any employee (or other service provider) as contemplated in IRS Notice 2005-43 (the "Safe Harbor Election"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Regulations section 1.83-3(1) and IRS Notice 2005-43, whether promulgated in the form of one or more final Regulations, revenue rulings, revenue procedures, notices, and/or other IRS guidance (collectively, the "Ultimate Rules"). Such Safe Harbor Election shall be made if, and at such time as, the Board may determine in its sole discretion. In connection with any Safe Harbor Election, the provisions below in this Section also shall apply.

(a) Binding Election. Any such Safe Harbor Election shall be binding on the Company and on all of its holders of Interests with respect to all transfers of Interests made while a Safe Harbor Election is in effect. A Safe Harbor Election, once made, may be revoked at any time by the Company, upon determination by the Board in its sole discretion, as permitted by the Ultimate Rules or any other applicable rule.

(b) Agreement to Comply. Each holder of Units or any other Interest, by signing this Agreement or by accepting a transfer of any Units or any other Interest in the Company, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to any Interest to which the Safe Harbor Election applies while the Safe Harbor Election remains effective.

(c) Filings. The Board shall file or cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to transfers of such Interests.

(d) Board's Authority to Amend. The Board is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Ultimate Rules or any other rule or rules, including the allocation provisions of the Agreement, that may be required in order to provide for a Safe Harbor Election and the ability to maintain or revoke the Safe Harbor Election, and the Board shall have the authority to execute any such amendment by and on behalf of each Member or other holder of Units.

(e) Agreement to Cooperate. Each holder of Units or any other Interests agrees to (i) cooperate with the Company and the Board to perfect and maintain any Safe Harbor Election, (ii) timely execute and deliver any documentation with respect thereto reasonably requested by the Board, and (iii) take no position in any filings or other communications with the IRS or any other taxing authority that is contrary to any Safe Harbor Election in effect for the Company.

(f) Binding on Transferees and Assignees. No transfer, assignment, or other disposition of any Units or other Interest by a holder of any Interest shall be effective unless prior to such transfer, assignment, or disposition the transferee, assignee, or intended recipient of such Units or other Interest shall have agreed in writing to be bound by the provisions of this Section 4.08, in a form satisfactory to the Board.

ARTICLE V

MANAGEMENT

5.01 Duties and Authority of Board of Representatives.

(a) Authority of Board of Representatives. All limited liability company powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, its Board of Representatives (the "Board") or by such executive or other committees as the Board may establish pursuant to this Agreement, except only for those acts and things as to which approval by the Members is expressly required by the Articles of Organization, this Agreement, the Act, or other applicable law. The business and affairs of the Company shall be managed by its Board and by any officers as may be authorized by the Board, and not by any of the Members in their roles as members. Except as otherwise expressly provided in this Agreement, (i) the Board shall conduct, direct, and exercise full control over all activities, policies and affairs of the Company, and (ii) all management powers over the business and affairs of the Company shall be exclusively vested in the Board, subject to the Board's authority to delegate powers and duties to the officers and others as set forth herein. Each member of the Board is sometimes referred to herein as a "Representative". If the Company at any time is required under the Act or any other applicable laws to have or designate one or more Persons as being a "manager", the Board is hereby authorized to designate such Person or Persons as it may determine as a "manager" and give any such manager such rights, powers, and duties as the Board may determine. Except for any managers who may be designated by the Board as described in the immediately preceding sentence, the Representatives

and any Company officers apportioned by the Board shall be the Company's "company officials" as such term is defined in the Act.

(b) Notwithstanding the delegation of authority, power, and discretion granted to the Board under the other provisions of this Article V to govern the business and affairs of the Company:

(i) except as otherwise specifically provided elsewhere herein, the consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, must be obtained to amend this Agreement or the Articles of Organization;

(ii) the consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single class, must be obtained to sell, transfer, or otherwise dispose of all or substantially all of the assets of the Company other than in the ordinary course of business prior to its dissolution and winding up under the Act;

(iii) the consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, must be obtained to dissolve the Company voluntarily; or

(iv) the consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, must be obtained to merge or consolidate the Company with or into another Entity; provided, however, that while the Board is generally authorized to cause the Company to convert into another Entity pursuant to a statutory conversion without any approval of the Members, approval shall also be required of any merger, consolidation, or statutory conversion of the Company with or into another Entity from each Member, if any, that will have personal liability for obligations of the surviving Entity after the merger, consolidation, or statutory conversion that is greater than the liability to which the Member was subject prior to such merger, consolidation, or statutory conversion. (This clause (iv) is specifically intended to override the default voting requirements set forth in Article 9 of the Act for the Members' approval of a merger, consolidation, or conversion of the Company with or into another Entity.)

5.02 Election, Term and Removal of Representatives.

(a) Number and Appointment of Representatives. The number of Representatives constituting the Board of Representatives shall initially be fixed at three (3). The number of Representatives constituting the Board may be hereafter increased or decreased from time to time upon the written determination of Members constituting a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class. Representatives may, but need not, be residents of the State of North Carolina or officers or Members of the Company. The Representatives shall be elected by the vote or approval of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class. The initial Representatives are Sumit Vohra and Chris Mielke, with one vacancy. The name, address, and consent of the initial Representatives and any additional or successor

Representative to serve in such capacity shall be evidenced in the form of Exhibit A attached hereto and made a part hereof.

(b) Term of Representatives. Each Representative shall hold office until the earliest to occur of the death, resignation, removal by the Members (as provided in Section 5.02(d) below), or expiration of the stated term in office, if any, of such Representative.

(c) Resignation. Any Representative may resign at any time by giving written notice to the Board. The resignation of any Representative shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Representative who is also a Member or officer shall not affect the resigning Representative's rights as a Member or officer under this Agreement.

(d) Removal. A Representative may be removed at any time and from time to time, with or without cause, only by written consent or pursuant to a vote of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class.

(e) Vacancies. Any vacancy occurring in a position on the Board, for any other reason, shall be filled by the vote or approval of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class.

(f) Chairman of the Board. There may be a Chairman of the Board elected by the Representatives from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board and perform such other duties as may be directed by the Board. He or she shall have the power to call any regular and any special meetings of the Board.

(g) Compensation. Except to the extent that the Members, by determination of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, may otherwise approve, a Representative shall not receive any compensation for serving in the capacity as a Representative; provided, however, that upon the determination of the Board, the Company may reimburse the Representatives for reasonable out-of-pocket expenses incurred by in attending regular and special meetings of the Board or of any committee thereof. Nothing herein contained, however, may be construed to preclude any Representative from serving the Company in any other capacity and receiving compensation therefor.

(h) Board Committees. The Board, by resolution adopted by a majority of the number of Representatives in office when the action is taken, may designate two or more Representatives to constitute an executive committee and other committees, each of which, to the extent authorized by law and provided in such resolution, shall have and may exercise all of the authority of the Board in the management of the Company. Each committee member serves at the pleasure of the Board. The provisions in this Agreement that govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board apply to committees established by the Board.

5.03 Meetings of the Board.

(a) Meetings. Meetings of the Board may be called by or at the request of the Chairman of the Board, if any, by the President of the Company, or by any Representative. Such meetings may be held either within or without the State of North Carolina, as fixed by the Person or Persons calling the meeting.

(b) Notice of Meetings. Meetings of the Board may be regular meetings, which may be held without notice if each Representative has received a schedule of all such regular meetings at least two weeks prior to the date on which such meeting shall be held. Special meetings of the Board may be held if the Person or Persons calling a special meeting, provides, at least three (3) days before the meeting, notice thereof by any usual means of communication, including without limitation by electronic mail or other electronic means. Such notice need not specify the purpose for which the meeting is called.

(c) Waiver of Notice. Any Representative may waive notice of any meeting. The waiver must be in writing, signed by the Representative entitled to the notice and delivered to the Company for inclusion in the minutes or filing with the Company's records. A Representative's attendance at or participation in a meeting will constitute a waiver of notice of such meeting, unless the Representative at the beginning of the meeting (or promptly on arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

(d) Manner of Acting at Meetings. Except as otherwise expressly set forth in this Agreement, the affirmative vote (whether by proxy or otherwise) of a majority of the members of the Board (and not just a majority of the members present at a meeting thereof) shall be the act of the Board. Except in circumstances where this Agreement provides for a higher level of approval, whenever the term "the approval of the Board" or any like or similar term is used in the Agreement, such term shall mean the approval of the majority of the number of Representatives fixed pursuant to this Agreement and not merely a majority of the Representatives in attendance at a meeting.

(e) Presumption of Assent. A Representative who is present at a meeting of the Board or a committee of the Board when Company action is taken is deemed to have assented to the action taken unless (i) he or she objects at the beginning of the meeting (or promptly upon his or her arrival) to holding it or transacting business at the meeting, (ii) his or her dissent or abstention from the action taken is entered in the minutes of the meeting, or (iii) he or she files written notice of his or her dissent or abstention with the presiding officer of the meeting before its adjournment or with the Company immediately after the adjournment. Such right to dissent shall not apply to a Representative who voted in favor of such action.

(f) Action Without Meeting. Action required or permitted to be taken at a meeting of the Board may be taken without a meeting if evidenced by a written consent, signed and executed by a majority of the number of Representatives fixed pursuant to this Agreement (as such number may be increased or decreased pursuant to Section 5.02(a)), except to the extent a higher percentage of the Representatives must give their affirmative vote for such action by the

Company to be effective under this Agreement. The written consents shall be signed by each Representative before or after such action, shall describe the action taken, and shall be included in the minutes or filed with the Company's records. Such action will become effective when the last Representative necessary for approval of the action signs the consent, unless the consent specifies a different date. A Representative's consent hereunder may be in electronic form and may be delivered to the Company by electronic mail or other electronic means. Any reasonable manifestation of Representative's assent shall be considered such Representative's “signature” for this purpose.

(g) Electronic Participation in Meetings. Any one or more Representatives or members of a committee may participate in a meeting of the Board or committee by means of a conference telephone or similar communications device that allows all persons participating in the meeting to simultaneously communicate with all other Persons participating in the meeting, and such participation in a meeting shall be deemed presence in person at such meeting.

5.04 Proxies. A Representative may vote at a meeting of the Board or any committee thereof either in person or by proxy executed in writing by such Representative. A telegram, telex, cablegram, electronic mail, or similar transmission by the Representative, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Representative shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 5.04. Proxies for use at any meeting of the Board or any committee thereof or in connection with the taking of any action by written consent shall be filed with the Board, before or at the time of the meeting or execution of the written consent as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the majority of the Board, which shall decide all questions concerning the qualification of voters, the validity of the proxies and the acceptance or rejection of votes. No proxy shall be valid after eleven months from the date of its execution unless otherwise provided in the proxy. A proxy will be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more individuals to act as proxies, unless that instrument provides to the contrary, a majority of such individuals present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

5.05 Officers.

(a) Officers of the Company. The Board may, from time to time, delegate to one or more Persons (including any officer, employee or other agent of the Company and including through the creation and establishment of one or more committees) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles (including, but not limited to, chairman of the board, chief executive officer, chief operating officer, chief financial officer, president, principal, vice president, secretary, assistant secretary, treasurer, assistant treasurer, controller, or assistant controller) and delegate certain authority and duties to

such Persons. Any number of titles may be held by the same Person, but no officer may act in more than one capacity where action of two or more officers is required. Absent a specific delegation of authority pursuant to this Section 5.05(a), an officer appointed by the Board shall have such authority and duties as set forth for his or her title in this Section 5.05. Any delegation pursuant to this Section 5.05(a) may be revoked at any time by the Board in its sole discretion.

(b) Appointment and Term. The Board will appoint all officers of the Company, and each such officer will hold office until his or her death, resignation, retirement, removal by the Board, or disqualification, or until a successor has been appointed. The initial officers of the Company are set forth on Exhibit D attached hereto.

(c) Removal. Any initial officer or other officer or agent elected or appointed by the Board may be removed by the Board at any time with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the officer or agent so removed.

(d) Resignation. An officer may resign at any time by communicating his or her resignation to the Company, orally or in writing. A resignation is effective when communicated unless it specifies in writing a later effective date. An officer's resignation does not affect the Company's contract rights, if any, with the officer.

(e) Compensation of Officers. The Board will fix the compensation (if any) of all officers of the Company, and no officer may serve the Company in any other capacity and receive compensation therefor unless such additional compensation is authorized by the Board.

(f) Officers. The Board may designate any or all of the following officers of the Company and may delegate to such officers day-to-day management responsibilities and authority, but such delegation will be subject to the powers reserved to the Board and to the Members under this Agreement:

(i) President. The President shall have the powers and duties of supervision and management usually vested in the office of the chief executive officer and shall have and perform such other duties as may from time to time be assigned by the Board.

(ii) Vice Presidents. Vice Presidents, when appointed by the Board, shall have the powers and perform the duties as the Board and the President may from time to time assign. In the absence of and at the request of the President, the Vice President(s) shall perform the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President.

(iii) Secretary. The Secretary shall (i) attend all meetings of the Members and the Board or Board committees and, if requested, shall keep true and accurate records of such meetings; (ii) see that all notices are duly given in accordance with the provisions of this Agreement or as required by the Act; (iii) be custodian of the Company's records and of any seal of the Company and see that any seal of the Company is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized; (iv) keep a register of the address of each Member as may be furnished to the Secretary by such Member; (v) sign with the President, or a Vice President, any certificates for Interest or Units in the Company, the issuance of

which shall have been authorized by resolution of the Board; (vi) maintain and have general charge of any Interest or Unit transfer books of the Company; (vii) attest the signature or certify the incumbency or signature of any officer of the Company; and (viii) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or by the Board. The Secretary shall give notice of all meetings of the Members or the Board.

(iv) Assistant Secretaries. In the absence of the Secretary or in the event of his or her death or inability or refusal to act, the Assistant Secretaries (if any) in the order of their length of service as Assistant Secretary, unless otherwise determined by the Board, shall perform the duties of the Secretary, and when so acting shall have all the powers of and be subject to all the restrictions upon the Secretary. An Assistant Secretary shall perform such other duties as may be assigned by the Secretary, by the President, or by the Board.

(v) Treasurer. The Treasurer shall manage and oversee all funds and securities of the Company, including cash, short-term investments and money market funds, maintain appropriate accounting records as required by law, and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President, by the Board, or by or under this Article.

(v) Assistant Treasurers. In the absence of the Treasurer or in the event of his or her death or inability or refusal to act, the Assistant Treasurers (if any) in the order of their length of service as such, unless otherwise determined by the Board, shall perform the duties of the Treasurer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Treasurer. An Assistant Treasurer shall perform such other duties as may be assigned by the Secretary, by the President, or by the Board.

(vii) Other Officers. Such other officers may be appointed by the Board with such duties and responsibilities to the Company as may be assigned by the Board.

(g) Delegation of Duties of Officers. In case of the absence of any officer of the Company or for any other reason that the Board may deem sufficient, the Board may delegate the powers or duties of such officer to any other officer or to any Representative for the time being.

(h) Bonds. The Board may, by resolution, require any or all officers, agents or employees of the Company to give bond to the Company, with sufficient sureties, conditioned on the faithful performance of the duties of their offices or positions, and to comply with such other conditions as may from time to time be required by the Board.

5.06 Delegation of Authority. In addition to the authority and duties delegated to the officers pursuant to Section 5.05, the Board may, from time to time, delegate to one or more Persons (including any Representative, officer, employee or other agent of the Company and including through the creation and establishment of one or more committees) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles (including, without limitation, manager, chairman, chief executive officer, chief operating officer, president, principal, vice president, secretary, assistant secretary, treasurer, or assistant treasurer) and delegate certain authority and duties to such Persons. Any number of titles may be held by the

same Representative or other Person. Any delegation pursuant to this Section 5.06 may be revoked at any time by the Board in its sole discretion.

5.07 Contracts, Loans, Checks and Deposits.

(a) Execution of Contracts and Instruments. Any instrument regarding a matter approved by the Board or the Members, as appropriate, in accordance with this Article V may be executed and delivered on behalf of the Company by any Representative, officer or agent to whom such signatory authority has been delegated, including any deed, deed of trust, note or other evidence of indebtedness, lease agreement, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company, at any time held in its name, or any receipt or compromise or settlement agreement with respect to the accounts receivable and claims of the Company; no other signature shall be required for any such instrument to be valid, binding, and enforceable against the Company in accordance with its terms. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances. Any resolution of the Board authorizing the execution of documents by the proper officers of the Company or by the officers generally will be deemed to authorize such execution by the Chairman of the Board, the President, any Vice President, or the Treasurer, or any other officer if such execution is generally within the scope of the duties of his or her office. No Representative, however, will have the authority to bind the Company, unless such authority has been granted to such Representative by the Board. The Board may by resolution authorize such execution by means of one or more facsimile signatures.

(b) Loans. No loans may be contracted on behalf of the Company and no evidence of indebtedness may be issued in the Company's name unless authorized by a resolution or other approval of the Board or Members, in accordance with this Agreement. Such authority may be general or confined to specific instances.

(c) Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Company shall be signed by such officer or officers, or agent or agents, of the Company and in such manner as from time to time may be determined by resolution of the Board.

(d) Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such depositories as the Board may select or authorize.

5.08 Limitation on Liability.

(a) Except as otherwise provided herein or in an agreement entered into by such Person and the Company, no Representative will be liable to the Company or to any Member for any act or omission performed or omitted by such Person in his or her capacity as a member of the Board pursuant to authority granted to such Person by this Agreement; provided, however, that, except as otherwise provided herein or in an agreement entered into by such

Person and the Company, such limitation of liability will not apply to the extent the act or omission was attributable to such Person's gross negligence, willful misconduct or knowing violation of law. The Board may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and no Representative or any of such Representative's Affiliates will be responsible for any misconduct or negligence on the part of any such agent appointed by the Board (so long as such agent was selected in good faith and with reasonable care). The Board will be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Board in good-faith reliance on such advice will in no event subject the Board or any Representative thereof to liability to the Company or any Member.

(b) Whenever in this Agreement or any other agreement contemplated herein, the Board is permitted or required to take any action or to make a decision in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, the Board and each Representative shall be entitled to consider such interests and factors as it desires.

(c) Whenever in this Agreement or any other agreement contemplated herein the Board is permitted or required to take any action or to make a decision in its "good faith" or under another express standard, the Board shall act under such express standard and, to the extent permitted by applicable law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as the Board acts in good faith, the resolution, action, or terms so made, taken, or provided by the Board will not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon the Board, any Representative, or any of such Representative's Affiliates.

ARTICLE VI

ACTIONS OF THE MEMBERS

6.01 Meetings and Actions of Members. There are no required meetings of the Members, whether annually or otherwise. Any actions taken by the Members, including the removal of a Representative and the election of a successor Representative, shall be in accordance with the affirmative vote or written consent of the Members holding the requisite percentage of Units necessary to take such action. Unless action by Members holding a different percentage of Units is specifically required in this Agreement or in the Act, all actions taken by the Members shall be in accordance with the decision of Members constituting a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class. A Member's consent hereunder may be provided in electronic form and may be delivered by electronic mail or other electronic means. Any reasonable manifestation of a Member's assent shall be considered such Member's "written consent" for this purpose. The voting requirements for action by the Members set forth in this Section 6.01, Section 5.01(b), and other Sections of this Agreement are intended to override, to the greatest extent permitted under applicable law, the default provisions regarding voting and approval by the Members contained in the Act,

including, without limitation, voting and approval provisions contained in Article 9 and section 57D-3-03 of the Act.

ARTICLE VII

LIMITATION OF LIABILITY AND INDEMNIFICATION OF REPRESENTATIVES AND MEMBERS

7.01 Limitation of Liability. No Member or Representative shall be liable for the debts, obligations, and liabilities of the Company beyond, in the case of the Member, the Capital Contributions the Member has made or agreed to make in writing as required under Section 3.01. No Member or Representative of the Company shall be liable to the Company or its Members for monetary damages for an act or omission in such Person's capacity as a Member or Representative, except as provided in the Act in the case of (i) a Representative for any liability or damages therefor arising by reason of the failure of the Representative to comply with the duties and standards of conduct set forth under section 57D-3-21 of the Act, as modified or eliminated by this Agreement, or as otherwise imposed by the Act or other applicable law; or (ii) a Representative, or a Member in the circumstances provided in section 57D-4-06(b)(2) of the Act, for distributions in violation of the Act or this Agreement. If the Act is amended to authorize action further eliminating or limiting the liability of the Representatives and Members, then the liability of the Representatives or Members of the Company will be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Section shall not adversely affect the right or protection of a Representative or Member existing at the time of such repeal or modification.

7.02 Reimbursements; Indemnification. As long as incurred in a manner that conforms with the provisions of this Agreement and the Act, each Member and Representative shall be reimbursed by the Company for his, her, or its reasonable costs and expenses incurred or advanced in good faith in the ordinary course, and on behalf, of the Company's business or for the formation and organization of the Company (including, but not limited to, reasonable legal, accounting, filing, and other fees), even if incurred prior to the date of formation of the Company or execution of this Agreement. The Company shall indemnify the Representatives and Members to the fullest extent permitted or required by the Act, as amended from time to time; provided, however, that no Member or other holder of Units is to be reimbursed or indemnified by the Company for any federal, state or local income, estate, gift or other taxes imposed on the holder or its ultimate owners by reason of (i) such holder's having, selling or otherwise transferring any Units or Interest in the Company or (ii) allocation of income or gain from the Company or the Company's being treated as a flow-through entity, and not a separate taxable entity, for purposes of income tax laws. The Company may advance expenses to be incurred by a Representative or Member upon application therefor and the receipt by the Company of an agreement by the Representative or Member to repay the Company for such advances, if the Representative or Member receiving such advances is found by a court of competent jurisdiction, upon entry of a final judgment, to have violated any of the exceptions to limitation of liability or indemnification contained in Section 7.01, in this Section 7.02 or in the Act, which shall be deemed to preclude indemnification. The Company may also indemnify its employees and other representatives or agents up to the fullest extent permitted under the Act or other applicable law. Any promissory

note executed by or in connection with a request for indemnification shall be deemed paid and satisfied in full if it is ultimately determined that such Person is entitled to be indemnified by the Company against such expenses. Notwithstanding the foregoing, except as otherwise specifically approved by a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, the indemnity provided in this Section will be operative only (i) in the context of third-party suits or claims, and not in connection with demands, claims, suits, actions or proceedings either (A) initiated by any Member or any Affiliate thereof against another Member or any Affiliate, or (B) between the Company and a Member or Representative, and (ii) with respect to courses of action or inaction of the party seeking indemnification that did not constitute gross negligence, fraud, willful misconduct, malfeasance, breach of such party's fiduciary duty (if any), or material breach of any representation, warranty, covenant or agreement set forth in this Agreement.

7.03 Other Rights. The indemnification provided by this Agreement shall: (i) be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Representatives, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (ii) continue as to a Person who ceases to be a Representative or Member; (iii) inure to the benefit of the estate, heirs, executors, administrators, or other successors of an indemnitee; and (iv) not be deemed to create any rights for the benefit of any other Person.

7.04 Fiduciary Duties and Obligations. Except to the extent required by the Act, no Member will have fiduciary duties of loyalty or otherwise with respect to the Company. Notwithstanding the foregoing, (i) the Representatives shall be subject to the fiduciary duties set forth in the Act and under Section 55-8-30 of the North Carolina Business Corporation Act (the "NCBCA") (and, if there are any conflicts between the fiduciary duties set forth in the Act and those contained in the NCBCA, the fiduciary duties set forth in the NCBCA shall prevail), and (ii) all officers of the Company shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its shareholders under the NCBCA.

ARTICLE VIII

TRANSFERABILITY OF INTEREST OR UNITS

8.01 Transferability of Interest or Units. The term "transfer" when used in this Agreement with respect to an Interest or Unit includes a sale, assignment, gift, exchange, or other disposition. A Member shall not at any time transfer any of his, her, or its Interest or Units except in accordance with the conditions and limitations set out in this Article VIII. Any transferee of Units by any means will have only the rights, powers, and privileges set out in Section 8.03 or otherwise provided by law and will not become a Member of the Company except as provided in this Article VIII.

8.02 Restrictions on Transfers of Units.

(a) In General; Related Transfers. If any holder of Units desires to transfer all or any part of his, her, or its Units, such holder of Units (the "Transferor") must give all of the

Class A Members and Class B Members written notice of such intent (the "Notice"). The Notice must be given thirty (30) days prior to the proposed transfer. The Notice shall contain a description of all of the terms and conditions under which the proposed transfer would take place, including the proposed transferee and any purchase consideration and payment terms. If the proposed transfer is to an Affiliate or relative of the Transferor and no consideration in cash or other property will be paid or provided in exchange for the transfer of Units (a "Related Transfer"), the proposed transfer may take place upon (i) the approval thereof by the Board, all in the sole discretion of the Representatives, and (ii) satisfaction of the requirements of Section 8.02(d) below. In any circumstance other than a Related Transfer, the remaining provisions of this Section 8.02 shall apply to the proposed transfer.

(b) First Refusal Rights. Except as may be otherwise determined by the Board, a Notice (other than with respect to a Related Transfer) shall constitute an offer to sell the Transferor's Units in the Company first to the Company and then to the remaining Class A Members and Class B Members (each, a "ROFR Member" and together, the "ROFR Members") on terms and conditions equal to the terms and conditions described in the Notice; provided, however, that if such terms and conditions require the payment or performance of noncash consideration, the Company and purchasing ROFR Members shall be entitled to satisfy such payment or performance terms by instead tendering payment of the cash equivalent of such noncash consideration. This offer may be accepted by the Company upon the consent of the Board, with the Company giving the Transferor written notice of such acceptance within thirty (30) days of the receipt of such Notice (the "First Transfer Option Period"). If the Company does not accept such offer by acquiring all of the Units described in the Notice, then the Company shall, within five (5) days of the end of the First Transfer Option Period, provide the remaining ROFR Members with written notice of its decision not to accept such offer (in full or in part) (the "ROFR Member Notice") and any Units not so acquired by the Company shall be offered to the remaining ROFR Members in proportion to their respective numbers of Units, regardless of Class (except as otherwise agreed by all of the accepting ROFR Members), with an accepting ROFR Member's giving the Transferor written notice of such acceptance, with a copy to the Board, within fifteen (15) days after the expiration of the First Transfer Option Period (the "Second Transfer Option Period"). If one or more of such remaining ROFR Members signify their intention to accept such offer, and any other ROFR Members fail or decline to accept such offer, then (i) the Board, promptly after the expiration of the Second Transfer Option Period but in no event later than ten (10) days thereafter, shall give written notice to each of the accepting ROFR Members (the "Participating Members") of (A) the name of each accepting ROFR Member, (B) the number of Units that each accepting ROFR Member has agreed to purchase, and (C) the number of offered Units not accepted by any ROFR Member; and (ii) each of the Participating Members shall have the option to purchase all of such unaccepted Units from the Transferor for a period of thirty (30) days after the expiration of the Second Transfer Option Period, in the proportion that the number of Units then owned by each Participating Member bears to all of the Units owned by such Participating Members, regardless of Class, unless otherwise mutually agreed among all Participating Members.

(c) Transfer to Third Party. If the Company or one or more of the ROFR Members do not accept such offer to purchase all of the offered Units within the relevant option periods described above, or if the purchase consideration for all of the offered Units is not

tendered to the Transferor within forty (40) days after the expiration of the relevant option periods described above, the Transferor may transfer his, her, or its Units subject to the remaining provisions of this Section 8.02; provided, however, the Transferor may not transfer his, her, or its Units to the proposed transferee at a price or upon payment terms or conditions more favorable than originally offered to the remaining ROFR Members without first offering to the remaining ROFR Members, in writing in accordance with the above provisions of Section 8.02(b), the more favorable terms and conditions.

(d) Transfer Requirements. All or any part of the Units owned by a holder of Units may be transferred under this Section 8.02 only upon (i) satisfaction of the foregoing provisions of this Section 8.02; (ii) submission to the Company of (A) written acceptance by the transferee, in a form reasonably satisfactory to the Board, of all of the terms and conditions of this Agreement and (B) documentation, in a form reasonably acceptable to the Board, that evidences the transfer of such Units to the transferee; (iii) provision to the Company of the transferee's name, address, taxpayer identification number, and any other information about the transferee required for the Company's tax or other filings that the Board may reasonably request; and (iv) the written approval of the Board, which approval shall not be unreasonably withheld, except that the Board may condition any such approval on the Company's receipt of, or withhold any such approval until the Company has received, an opinion of counsel, reasonably satisfactory in form, substance and identity of counsel to Board, stating, except to the extent waived by the Board, that (A) neither the offering nor the proposed sale of the Units will violate any federal or applicable state securities law, (B) if the Company is classified as a partnership for purposes of federal income taxation immediately before the proposed transfer of Units, neither such offering nor the proposed sale will adversely affect the Company's treatment as a partnership for federal income tax purposes or will result in a "termination" of the Company within the meaning of Code section 708(b) that has a material adverse effect on the Company or the other Members, and (C) the proposed transferee is not a nonresident alien, a Person other than a "United States person" (as defined in section 7701(a)(30) of the Code), or a Person with respect to which the Company would have withholding obligations under Chapter 3 of the Code (sections 1441 through 1464 thereof).

(e) Other Transfers Void. Any attempted transfer of Units that does not comply with the provisions of this Section 8.02 shall be void *ab initio* and shall not be recognized by the Company for any purpose.

8.03 Rights of Transferees; Admission of Transferees. Unless and until admitted as a Member of the Company in accordance with this Section 8.03, a transferee of Units shall not be entitled to any rights, powers, or privileges of a Member, and the transferee shall be treated as an economic interest owner (within the meaning of the Act) and entitled only to receive the distributions and allocations of income, gains, expenses, and losses to which the transferor would be entitled but for the transfer of the Units, subject to all terms and conditions of this Agreement. A transferee of Units may be admitted as a Member of the Company only upon obtaining and providing to the Board (in the Board's role on behalf of the Company) (i) the written consent of the Board, which consent may be granted or denied in the Representatives' sole and absolute discretion, (ii) the transferee's agreement in writing, in a form reasonably acceptable to the Board, to be bound by all of the terms and conditions of this Agreement, and (iii) the transferee's

name, address, taxpayer identification number, and any other information about the transferee required for the Company's tax or other filings that the Board may reasonably request.

8.04 Issuance of New Units. In addition to the Units and Capital Contributions specifically set forth in this Agreement, the Company may issue additional Units or Interests to one or more other Persons in exchange for additional Capital Contributions to the Company. Such additional Units or Interests may be issued in exchange for such amount of Capital Contributions per Unit, and under such other terms and conditions, as may be determined and approved by the Board. Upon the issuance of additional Units in accordance with this Section 8.04, any Person to which such Units were issued shall become a Member of the Company upon (i) the acceptance of all of the terms and conditions of this Agreement, (ii) the making of or agreement to make the Capital Contributions as may be required in exchange for such Units, and (iii) the satisfaction of any other terms and conditions, all as may be determined by or acceptable to the Board. Upon the Company's issuance of additional Units in accordance with this Section 8.04, Exhibit B of this Agreement shall be amended by the Board (without requiring the approval of any Members) to reflect the names, addresses, and number of Units of all holders of Units after taking into account the additional issuance of Units.

8.05 Drag-Along Rights.

(a) From and after the time (if any) when the Board, upon the determination of a Majority in Interest of the Class A Members and Class W-1 Members, voting together as a single Class, has informed each of the Members that such a Majority in Interest of the Class A Members and Class W-1 Members desires to effectuate a sale or exchange of all of the Company's Units (a "Units Sale"), the Company and each Member shall (i) cooperate in good faith to effectuate such Units Sale, and (ii) consent to and raise no objections against, and take all necessary or desirable actions in connection with, the consummation of such Units Sale, including those reasonably requested by the Board. The drag-along rights set forth in this Section 8.05 will apply to a Units Sale only if (i) such sale is to be made only pursuant to a definitive purchase and sale agreement or similar agreement setting forth all of the material terms and conditions relative to such Units Sale, (ii) the Board delivers a copy of such agreement to all of the Members in accordance with Section 10.11 at least ten (10) days before the closing or other consummation of such Units Sale, and (iii) such Units Sale is an arm's-length transaction with a primary buyer that is not an Affiliate of any Representative or any Member owning a Majority in Interest of the Class A Units, except that the conditions and restrictions in this clause (iii) shall not be applicable to any Units Sale whose terms are approved by a Majority in Interest of the Class A Members and Class W-1 Members, voting together as a single Class, that are not Affiliates of such Representative or such Member owning a Majority in Interest of the Class A Units. Without limiting the generality of the foregoing, subject to the terms set forth in this Section 8.05, each Member hereby waives any dissenter's rights, appraisal rights, or similar rights in connection with such Units Sale, and each Member agrees to sell or exchange any or all of his, her or its Units on the terms and conditions approved by a Majority in Interest of the Class A Members and Class W-1 Members, voting together as a single Class (including the making of all required customary representations, warranties, covenants, indemnities and agreements). Further, each Member agrees to and shall, in connection with such Units Sale, sell, assign, transfer and convey his, her, or its Units free and clear of any and all liens and encumbrances.

(b) In connection with any Units Sale pursuant to this Section 8.05, each Member shall receive the same form of consideration and the same portion of the aggregate consideration as such Member would have received if the aggregate consideration paid by the buyer in connection with such Units Sale (the "Aggregate Consideration") had been paid directly to the Company and then distributed by the Company pursuant to Section 9.03 determined as of the consummation of the Units Sale (after giving effect to any transfer taxes payable in connection with such Units Sale, the amount of which will be paid directly by the Person(s) owing such taxes). Each Member shall take all necessary or desirable actions in connection with the receipt of the Aggregate Consideration from such Units Sale as is requested by a Majority in Interest of the Class A Members and Class W-1 Members, voting together as a single Class, to effectuate the foregoing (including the making of all required customary representations, warranties, covenants and indemnities).

(c) The Company shall pay the costs of any sale of Units pursuant to a Units Sale to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the acquiring party, including, in any event, the reasonable fees and disbursements of one counsel selected by the Board to represent the Members and the Company. To the extent the Company does not have sufficient available cash to pay all such costs and the acquiring party does not pay such costs, the Board may cause such excess costs to be funded by withholding a proportionate amount of the consideration to be received by each Member from the Units Sale, with each Member's share of such withholding to be determined as if such costs were an expense of the Company in connection with a distribution pursuant to Section 9.03. Costs incurred by any Member on his, her, or its own behalf will not be considered costs of a Units Sale under this Section 8.05(c).

8.06 Repurchase Option for Certain Units. Notwithstanding any other provision herein to the contrary, the Class W Units of the Company may be issued pursuant to restricted equity award agreements between the Company and the recipient of such Units, that provide for limitations on the transferability of such Units and give the Company the right to repurchase such Units in the event of the termination of the purchaser's employment or other service-provider relationship with the Company for any reason, whether with or without cause, and including by reason of death or disability. Transfer limitations and terms of any such repurchase option and the vesting schedule for the Units issued thereunder may be as set forth in the individual restricted equity award agreements, as approved by the Board, as long as such terms do not provide for payment by the Company for any Class W Unit of any amounts in excess of the fair market value of the Class W Unit or the amount to which the Class W Unit would be entitled upon a dissolution of the Company and liquidation of its assets at the time in accordance with Section 9.03.

ARTICLE IX

DISSOLUTION AND TERMINATION

9.01 Dissolution Events.

(a) The Company shall be dissolved upon the first to occur of the following events (a "Dissolution Event"):

(i) if the Company's Articles of Organization are subsequently amended to provide for a definite period of duration for the Company's existence, the close of business on the last day of such period;

(ii) the written consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, to dissolve the Company, as provided in Section 5.01(b);

(iii) the sale or other disposition of all or substantially all of the Company's assets, except upon a determination at such time by a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class, for the Company not to dissolve;

(iv) the happening of any event upon which a Member ceases (as defined in the Act) to be a member of the Company, if the Company no longer has any other Members; provided, however, that the Company shall not be dissolved upon the cessation of membership of its last Member if, within ninety (90) days of the event of cessation of membership of its last Member, the assignee or the fiduciary of such Member agrees in writing that the business of the Company may be continued until the admission of the assignee or fiduciary of the estate or its designee to the Company as a Member, effective as of the occurrence of the event that causes the cessation of membership of the last Member; or

(v) the entry of a decree of judicial dissolution under the Act.

Notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event as set forth above.

(b) Upon the dissolution of the Company, the business and affairs of the Company shall terminate and be wound up, and the assets of the Company shall be liquidated under this Article IX. Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a complete winding up and liquidation of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 9.03. Upon dissolution of the Company, the Board may cause any part or all of the assets of the Company to be sold in such manner as the Board shall determine in an effort to obtain the best prices for such assets; provided, however, that the Board may, in its discretion, distribute assets of the Company in kind to the Members to the extent practicable.

9.02 Articles of Dissolution. In connection with a Dissolution Event and the commencement of winding up of the Company, the Board (or such other Person or Persons as the Act may require or permit) shall file Articles of Dissolution with the Secretary of State of North Carolina as may be required under the Act. In addition, at that time or such other time or times as may be required in connection with the Company's dissolution and winding up, the Board (or such other Person or Persons as may be responsible for the Company's liquidation) shall make any other filings, cancel any other filings that are required to, or should, be canceled, and take such other actions as may be necessary to wind up and liquidate the Company. The Company will be deemed to continue in existence for all purposes of this Agreement until its liquidation is completed pursuant to this Section 9.02. On completion of the distribution of the Company's assets as provided in this Article IX, the liquidation of the Company shall be completed (and the Company shall not be liquidated prior to such time).

9.03 Liquidation Priorities. In settling accounts after dissolution of the Company, the assets of the Company shall be paid in the following order and priority:

(a) first, to the creditors of the Company, in the order of priority as provided by law, excluding to Members with respect to their Units or Capital Contributions, but including Members on account of any loans made to, or other debts owed to them by, the Company;

(b) next, to the Members and any other Persons recognized under this Agreement as an owner of Units in accordance with the positive balances in their Capital Accounts, after giving effect to all Capital Contributions, prior distributions, and allocations of income, gain, loss, or deduction for all periods (including allocations in connection with the Company's dissolution and liquidation); provided, however, that if such Capital Account balances (after making all adjustments required under the immediately preceding clause) exceed the amount available to be distributed under this Section 9.03(b), distributions under this Section 9.03(b) shall be made among the holders of Units in the following priority:

(i) first, to the holders of any Class A Units or Class B Units for which there is any amount of Unreturned A/B Capital Contributions, pro rata in proportion to, and to the extent of, and, their Class A Units' or Class B Units' amounts of Unreturned A/B Capital Contributions until all such amounts have been reduced to zero;

(ii) second, to the holders of the Preferred Return Units, and pro rata among them in accordance with their respective numbers of such Units (regardless of Class), in an aggregate amount equal to the excess, if any, of (A) the First Preferred Return amount, over (B) the sum of all distributions previously made under this clause (ii) or under Section 4.02(a)(ii) (including Tax Distributions pursuant to Section 4.02(b) that are treated as a prepayment of distributions to be made under Section 4.02(a)(ii));

(iii) third, to the holders of any Class CF Units for which there is any amount of Unreturned CF Capital Contributions, pro rata in proportion to, and to the extent of, and, their Class CF Units' amounts of Unreturned CF Capital Contributions until all such amounts have been reduced to zero;

(iv) fourth, to the holders of the Preferred Return Units, and pro rata among them in accordance with their respective numbers of such Units (regardless of Class), in an aggregate amount equal to the excess, if any, of (A) the Second Preferred Return amount, over (B) the sum of all distributions previously made under this clause (iv) or under Section 4.02(a)(iv) (including Tax Distributions pursuant to Section 4.02(b) that are treated as a prepayment of distributions to be made under Section 4.02(a)(iv)); and

(v) last, any remaining amounts shall be distributed to and among all holders of Units in proportion to their remaining Capital Account balances, after giving effect to all of the distributions under the foregoing clauses of this proviso; and

(c) the balance, if any, to the Members and other Persons recognized under this Agreement as an owner of Units, in proportion to their numbers of Units, regardless of Class.

Notwithstanding the foregoing provisions of this Section 9.03, amounts that would otherwise be distributed to any Class W Unit shall be reduced by an amount equal to its remaining unsatisfied Distribution Threshold for such Class W Unit, and the amount by which the distribution to such Class W Unit is reduced shall instead be distributed (subject again to the application of this sentence with respect to Class W Units that have an unsatisfied Distribution Threshold amount) to the holders of Units as provided in the foregoing provisions of this Section 9.03. Notwithstanding the foregoing, any amount redistributed with respect to a Class W Unit as provided in the preceding sentence shall be redistributed only among (i) those Units that were not issued as a Class W Units and (ii) those Class W Units that were have no remaining unsatisfied Distribution Threshold.

Distributions upon liquidation of the Company (or any Member's Interest in the Company) and related adjustments shall be made by the end of the taxable year of the liquidation (or, if later, within ninety (90) days after the date of such liquidation) or at such other time as may be permitted by the Regulations. Notwithstanding anything to this Agreement to the contrary, distributions to holders of Class W Units pursuant to Section 9.03(b) above may be modified by the Board to the extent necessary, in the reasonable discretion of the Board after consultation with the Company's tax advisors, in order to cause such distributions and permit the Class W Units to comply with the requirements of Section 2.09.

9.04 Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 9.03 in order to minimize any losses otherwise attendant upon such winding up and liquidation. The Company shall set aside adequate reserves to discharge all costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination so that all distributions in kind to Members or other holders of Units will be free and clear of such costs, expenses, and liabilities. The distribution of cash and/or property to a Member or other holder of Units in accordance with the provisions of Section 9.03 constitutes a complete return to the Members or other holders of Units of their Capital Contributions and a complete distribution to the Members or other holders of Units of and with respect to their Interest and all the

Company's property. To the extent that a Member or other holder of Units returns funds to the Company, it has no claim against any other Member or other holder of Units for those funds.

9.05 Withdrawal. Except as otherwise provided in this Agreement, no Member or other holder of Units shall at any time retire or withdraw from the Company or withdraw any amount out of his, her, or its Capital Account or share of the Company's profits, income, or property. Any Member or other holder of Units that attempts to retire or withdraw in contravention of this Section 9.05 shall indemnify, defend, and hold harmless the Company and all other Members (other than a Member who is, at the time of such attempted retirement or withdrawal, in default under this Agreement) from and against any losses, expenses, judgments, fines, settlements, or damages suffered or incurred by the Company or any such other Member arising out of, or resulting from, such attempted retirement or withdrawal.

9.06 No Deficit Restoration Obligation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulations section 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all fiscal years, including the fiscal year in which the liquidation occurs), such Member shall not have any obligation to make any Capital Contribution to the Company, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

9.07 Return of Capital Contributions Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member or other holder of Units may look solely to the assets of the Company for the return of any Capital Contribution with respect to his, her, or its Units. If the Company's property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions to one or more Members or other holders of Units, such Members or other holders of Units shall not have any recourse against any other Member or Representative except as otherwise provided in Section 7.01.

ARTICLE X

MISCELLANEOUS

10.01 Amendment. Except as otherwise specifically provided in this Agreement, this Agreement may be amended in whole or in part only upon the written consent of a Majority in Interest of the Class A Members and the Class W-1 Members, voting together as a single Class; provided, however, that (i) any modifications or amendments that materially increase any Member's obligations under this Agreement beyond the obligations the Member would have without such amendment will not be effective against any adversely affected Member without such Member's written consent; and (ii) any provision requiring the consent of a specified level or group of Members may not be amended to a lesser voting or consent requirement without the consent of the specified level or group of the Members.

10.02 Severability. Each provision of this Agreement is intended to be severable. If any term or provision of this Agreement or the application thereof to any Person or circumstance

is held to be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

10.03 North Carolina Law. The substantive laws of the State of North Carolina govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of North Carolina.

10.04 Integrated Agreement. This Agreement supersedes any and all prior agreements or dealings between the parties hereto and their agents, employees, or officers with respect to the subject matter hereof (except as contained in any other agreements contemplated herein). This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations, or warranties among the parties other than those set forth or provided for herein.

10.05 Creditors. None of the provisions of this Agreement are for the benefit of or may be enforceable by any creditors of the Company or of any of its Affiliates, and no creditor that makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time, as a result of making the loan, any direct or indirect interest in Company profits, losses, gains, distributions, capital, or property other than as a secured creditor or unsecured creditor, as the case may be.

10.06 Gender. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and *vice versa*.

10.07 Waiver. No consent or waiver, express or implied, by the Company, any Representative, or any Member to or for any breach or default by the Company, any Representative, or any other Member in the performance by the Company, any Representative, or such other Member of his, her, or its obligations under this Agreement may be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by the Company, any Representative, or such other Member of the same or any other obligations of the Company, the Representative, or such other Member under this Agreement. Failure on the part of the Company, any Representative, or any Member to complain of any act or failure to act of the Company, any Representative, or any of the other Members or to declare the Company, any Representative, or any of the other Members in default, regardless of how long such failure continues, will not constitute a waiver by the Company, a Representative, or such Member of his, her, or its rights hereunder.

10.08 Binding Agreement. Subject to the restrictions on transferability set forth in this Agreement, this Agreement inures to the benefit of and is binding upon the Members and their legal representatives, successors, and assigns.

10.09 Captions. Captions are included solely for convenience of reference; if there is any conflict between captions and the text of this Agreement, the text shall control.

10.10 Counterparts; Delivery by Facsimile. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts are to be construed together and shall constitute one Agreement. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto agrees to, and must, re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument may raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation of a contract, and each such party forever waives any such defense.

10.11 Notice.

(a) All notices, demands, requests, or consents provided for or permitted to be given pursuant to this Agreement must be in writing, and electronic communications shall be considered to be in writing for this purpose.

(b) All notices, demands, requests, and consents to be sent pursuant to this Agreement to a Representative, a Member, or another Person recognized hereunder as a holder of Units will be deemed to have been properly given or served if addressed to such Person at the Person's address as it appears on the Company records and (i) personally delivered, (ii) deposited for next day delivery by Federal Express or other similar overnight courier service, (iii) deposited in the United States mail, prepaid, and registered or certified with return receipt requested, (iv) transmitted via telecopier or other similar device to the attention of such Person with receipt acknowledged, or (v) transmitted via electronic mail or other electronic means to the attention of such Person. If not otherwise specified herein, all notices to be sent to the Company must be sent in care of any Representative.

(c) All notices, demands, and requests so given will be deemed to be received: (i) when actually received, if personally delivered, deposited for next day delivery with an overnight courier, telecopied, or transmitted via electronic mail or other electronic means, or (ii) as indicated upon the return receipt if deposited in the United States mail.

(d) Each Representative, Member, and other Person recognized hereunder as a holder of Units has the right from time to time, and at any time during the term of this Agreement, to change his, her, or its address for notice by delivering to the other parties written notice of such change in the manner prescribed in Section 10.11(b).

(e) All distributions to any Member or other Person recognized hereunder as a holder of Units are to be made at the address to which notices are sent unless otherwise specified in writing by any such Member or other holder of Units.

10.12 Member Representations and Agreements. Notwithstanding anything contained in this Agreement to the contrary, each Member hereby represents and warrants to the Company, the Representatives, and to each other that: (a) the Units of such Member are acquired for investment purposes only, for the Member's own account, and not with a view to or in connection with any distribution, reoffer, resale, or other disposition not in compliance with the Securities Act and applicable state securities laws; (b) such Member (i) is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and/or (ii) either alone or together with the Member's representatives, possesses such expertise, knowledge, and sophistication in financial and business matters generally, and in the type of transactions in which the Company proposes to engage in particular, that the Member is capable of evaluating the merits and economic risks of acquiring and holding the Units and is able to bear all such economic risks now and in the future; (c) such Member has had access to all of the information with respect to the Units acquired by the Member under this Agreement that the Member deems necessary to make a complete evaluation thereof and has had the opportunity to question the other Members and the Board concerning such Units; (d) such Member's decision to acquire the Units for investment has been based solely upon the evaluation made by the Member; (e) such Member is aware that the Member must bear the economic risk of an investment in the Company for an indefinite period of time because Units in the Company have not been registered under the Securities Act or under the securities laws of the various states and, therefore, cannot be sold unless such Units are subsequently registered under the Securities Act and any applicable state securities laws or an exemption from registration is available; (f) such Member is aware that only the Company may take action to register Units and that the Company is under no such obligation and does not propose to attempt to do so; (g) such Member is aware that this Agreement provides restrictions on the ability of a Member to sell, transfer, assign, mortgage, hypothecate, or otherwise encumber the Member's Units; (h) such Member agrees that the Member will truthfully and completely answer all questions and make all covenants that the Company or the Board may, contemporaneously or hereafter, ask or demand for the purpose of establishing compliance with the Securities Act and applicable state securities laws; and (i) if that Member is an Entity, it is duly organized, validly existing, and in good standing under the laws of its state of organization, and it has full organizational power and authority to execute and agree to this Agreement and to perform its obligations hereunder.

10.13 Legal Counsel. This Agreement was prepared by Wyrick Robbins Yates & Ponton LLP (the "Firm"), which is counsel for the Company and its Affiliates. Each Member acknowledges that the Firm was counsel solely to the Company and its Affiliates, and not to any Member, and that each Member had the opportunity to consult his, her, or its own counsel prior to signing this Agreement. Each Member acknowledges and agrees that the Firm representing the Company and its Affiliates does not represent and will not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Members in any respect.

SIGNATURES BEGIN ON THE NEXT PAGE

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf, and delivered this Amended and Restated Operating Agreement of Lonerider Spirits, LLC as of the date first above written; do hereby agree that any of the officers of the Company identified pursuant to Section 5.05 above is hereby authorized to execute and deliver this Agreement on behalf of the Company; and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

COMPANY:

LONERIDER SPIRITS, LLC

DocuSigned by:
Christopher Mielke
By: 632075CBE054411
Chris Mielke, President

CLASS A MEMBERS:

____
Sumit Vohra

____
Mihir Patel

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf, and delivered this Amended and Restated Operating Agreement of Lonerider Spirits, LLC as of the date first above written; do hereby agree that any of the officers of the Company identified pursuant to Section 5.05 above is hereby authorized to execute and deliver this Agreement on behalf of the Company; and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS B MEMBERS:

DocuSigned by:
Sumit Vohra
04A89710412040C...

DocuSigned by:
Christopher Mielke
632075CBF034411...

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf, and delivered this Amended and Restated Operating Agreement of Lonerider Spirits, LLC as of the date first above written; do hereby agree that any of the officers of the Company identified pursuant to Section 5.05 above is hereby authorized to execute and deliver this Agreement on behalf of the Company; and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

CLASS CF MEMBERS:

DocuSigned by:
Sumit Vohra
04A89710412040C...

DocuSigned by:
Christopher Mielke
632075CBF054411...

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf, and delivered this Amended and Restated Operating Agreement of Lonerider Spirits, LLC as of the date first above written; do hereby agree that any of the officers of the Company identified pursuant to Section 5.05 above is hereby authorized to execute and deliver this Agreement on behalf of the Company; and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

<u>CLASS W MEMBERS</u>:

DocuSigned by:
Sumit Vohra
04A89710412040C...

DocuSigned by:
Christopher Mielke
632075CBF054411...

EXHIBIT A
TO AMENDED AND RESTATED OPERATING AGREEMENT OF LONERIDER SPIRITS, LLC

Representatives

By attaching his or her signature hereto, each undersigned Person does hereby consent and agree to serve as a Representative of Lonerider Spirits, LLC, pursuant to the Amended and Restated Operating Agreement of Lonerider Spirits, LLC, as such agreement may be hereafter amended, until such time as the undersigned's death (if a human being), dissolution and liquidation (if an Entity), removal, resignation, or successor(s) have been duly elected and qualified to serve.

This consent shall be effective as of the Effective Date.

DocuSigned by:
Sumit Vohra
04A89710412040C...

Name: Sumit Vohra
Address: 206 Coral Creek Lane
Morrisville, NC 27560

DocuSigned by:
Christopher Mielke
632075CBF054411...

Name: Chris Mielke
Address: 428 Marsh Landing Drive
Holly Springs, NC 27540

EXHIBIT B
TO AMENDED AND RESTATED OPERATING AGREEMENT OF LONERIDER SPIRITS, LLC

Membership

As of the Effective Date

Member Name and Address	First Tranche Contribution	Class A Units	Class B Units First Tranche	Second Tranche Investment	Class B Units Second Tranche	May 2021 Class B Investment	May 2021 Class B Units	Class W-1 Units	Class W-2 Units
Sumit Vohra 206 Coral Creek Lane Raleigh, NC 27650	$26,168.03	1,262,642	1,354,161	0	0	0	0	250,000	0
Chris Mielke 428 Marsh Landing Drive Holly Springs, NC 27540	0	0	14,501	0	0	0	0	312,500	0
Mihir Patel 7907 Kennebec Drive Chapel Hill, NC 27617	$7,674.81	767,481	0	0	0	0	0	0	0
Matthew L. Durbin 4413 Touchstone Forest Road Raleigh, NC 27612	$419.56	0	41,956	0	0	0	0	0	0
Jennifer Durbin 1207 Silver Beach Way Raleigh, NC 27606	$419.56	0	41,956	0	0	0	0	0	0
Dhrupad M. Patel 814 Canal Drive Carolina Beach, NC 28428	$3,083.49	0	308,349	0	0	0	0	0	0
Kokilaben M. Patel 8717 Braxwood Place Raleigh, NC 27617	$2,527.44	0	252,744	0	0	0	0	0	0
Anthony L. Mazzeo, Jr. 1217 Birchbark Rd Durham, NC 27705	$75.80	0	7,580	0	0	0	0	0	0
Nathan Goulet 1610 Hemlock Hill Drive Durham, NC 27703	$75.80	0	7,580	0	0	0	0	0	0

Member Name and Address	First Tranche Contribution	Class A Units	Class B Units First Tranche	Second Tranche Investment	Class B Units Second Tranche	May 2021 Class B Investment	May 2021 Class B Units	Class W-1 Units	Class W-2 Units
Jason Austin and Erin Austin, JTWROS 1909 Fawndale Drive Raleigh, NC 27612	$113.70	0	11,370	0	0	0	0	0	0
Worth Harris 608 Gaston Street Raleigh, NC 27603	$1,705.02	0	170,502	0	0	0	0	0	0
Sharat Nagaraj 6009 Sarahcreek Court Raleigh, NC 27607	$256.35	0	25,635	$6135.36	3,486	$3,408.44	1,813	0	0
James R. Bongiorno 1617 Curly Hill Court Wake Forest, NC 27587	$830.19	0	83,019	$19,868.64	11,289	$11,039.36	5,872	0	0
Franco Plastina 306 Pond Bluff Way Cary, NC 27513	$740.35	0	74,035	0	0	0	0	0	0
Charles M. Swoboda 200 Grey Bridge Row Cary, NC 27513	$1,361.24	0	136,124	0	0	0	0	0	0
LR Investments, LL 215 White Oak Road Raleigh, NC 27608 Attn: Charles M. Swoboda	0	0	0	0	0	$10,623.88	5,651	0	0
Richard J. Harris and Tracey E. Harris, JTWROS 1000 Northridge Lane Chapel Hill, NC 27514	$379.00	0	37,900	0	0	0	0	0	0
Aron Woolman 105 Zapata Lane Chapel Hill, NC 27517	$379.00	0	37,900	0	0	0	0	0	0
Christopher Brewer 82 Jordan Hills Drive Chapel Hill, NC 27517	$370.18	0	37,018	0	0	0	0	0	0
Steven L. Woodham 38 Cabin Creek Pittsboro, NC 27312	$370.17	0	37,017	0	0	0	0	0	0
AFO Ventures, LLC 710 Runnymede Road	$1,452.19	0	145,219	0	0	0	0	0	0

Member Name and Address	First Tranche Contribution	Class A Units	Class B Units First Tranche	Second Tranche Investment	Class B Units Second Tranche	May 2021 Class B Investment	May 2021 Class B Units	Class W-1 Units	Class W-2 Units
Raleigh, NC 27607									
Southport Heavy Industries, LLC 105 Zapata Lane Chapel Hill, NC 27517	$361.35	0	36,135	0	0	$4,436.80	2,360	0	0
Robert Phillips Gruber Jr. 6005 Canadero Drive Raleigh, NC 27612	$515.19	0	51,519	0	0	0	0	0	0
Wade William Crabel 211 E Aycock Street Raleigh, NC 27608	$72.28	0	7,228	0	0	0	0	0	0
Michael D. Olander, Jr. 1705 Carson Street Raleigh, NC 27608	$433.65	0	43,365	0	0	0	0	0	0
Laurence Coole 7101 Cove Lake Drive Wake Forest, NC 27587	$139.85	0	13,985	0	0	0	0	0	0
Stuart Arnold 211 Powers Ferry Road Cary, NC 27519	$75.80	0	7,580	0	0	0	0	0	0
~~Clean Design, Inc.~~ ~~6601 Six Forks Road, Suite 400~~ ~~Raleigh, NC 27615~~ BEING TRANSFERRED Scott Scaggs	~~Services Rendered~~	0	90,000	0	0	0	0	0	0
Lauren Tito 515 Dragby Lane Raleigh NC 27603	0	0	0	0	0	0	0	0	30,000
Sarah C. Bayle 3703 Gaston Road Greensboro, NC 27407	$100,000	0	62,500	$14,958.24	8,499	$5,540.36	2,947	0	0
Reed A. Frankel 8 Bryncastle Court Durham, NC 27707	$20,000	0	12,500	$2,990.24	1,699	0	0	0	0
Thomas Kuryla 2908 Tarboro Road Youngsville, NC 27596	$25,000	0	15,625	$5,000.16	2,841	0	0	0	0

Member Name and Address	First Tranche Contribution	Class A Units	Class B Units First Tranche	Second Tranche Investment	Class B Units Second Tranche	May 2021 Class B Investment	May 2021 Class B Units	Class W-1 Units	Class W-2 Units
Blount Street Capital, LLC 630 Blount Street Raleigh, NC 27604	$25,000	0	15,625	0	0	0	0	0	0
Frank Miner 180 Craig Street Raleigh, NC 27608	$50,000	0	31,250	$7,478.24	4,249	$49,998.60	26,595	0	0
Purvesh D. Patel 441 Hilliard Forest Drive Cary, NC 27519	$25,000	0	15,625	$3,738.24	2,124	$2,077403	1,105	0	0
Dora H. Patel 441 Hilliard Forest Drive Cary, NC 27519	$25,000	0	15,625	$3,738.24	2,124	$2,077.40	1,105	0	0
John A. Demos 8407 Wheatstone Lane Raleigh, NC 27613	$25,000	0	15,625	$3,738.24	2,124	0	0	0	0
Yogin Patel 114 Glendale Drive Chapel Hill, NC 27514	$50,000	0	31,250	$7,478.24	4,249	$29,153.16	15,507	0	0
Thomas Edward Zajkowski 11949 Eagle Cliff Court Raleigh, NC 27613	$25,000	0	15,625	$3,738.24	2,124	0	0	0	0
George R. Brandes 5020 Wynneford Way Raleigh, NC 27614	$25,000	0	15,625	$3,738.24	2,124	$9,871.88	5,251	0	0
Ryan and Taylor Boone 104 Windel Drive Raleigh, NC 27609	$75,000	0	46,865	0	0	0	0	0	0
Daniel D. Wascher 10716 Cheltonham Court Raleigh, NC 27614	$25,000	0	15,625	$3,738.24	2,124	$1,000.16	532	0	0
RTP Capital Lonerider Spirits LLC 7533 Silver View Lane Raleigh, NC 27613	$25,000	0	15,625	$3,738.24	2,124	0	0	0	0
Robert Bailey 2401 Churchill Road Raleigh, NC 27608	$75,000	0	46,865	$11,218.24	6,375	0	0	0	0

Member Name and Address	First Tranche Contribution	Class A Units	Class B Units First Tranche	Second Tranche Investment	Class B Units Second Tranche	May 2021 Class B Investment	May 2021 Class B Units	Class W-1 Units	Class W-2 Units
Alton Lockelear Jr. 500 Sussex Lane Lumberton, NC 28358	$25,000	0	15,625	0	0	0	0	0	0
Sigma Investment Group, LLC 11558 Auldbury Way Raleigh, NC 27617	$25,000	0	15,625	0	0	0	0	0	0
Raptor Global Management, LLC 901 Willow Drive, Suite 2 Chapel Hill, NC 27514	$25,000	0	15,625	$3,738.24	2,124	$2,077.40	1,105	0	0
Wintergreen Hospitality, Inc. 157 E. Franklin Street, #8 Chapel Hill, NC 27514	$25,000	0	15,625	$3,738.24	2,124	0	0	0	0
Fei Zhong 1138 Grogans Mill Drive Cary, NC 27519	$50,000	0	31,250	0	0	0	0	0	0
Patrick Hatch 2823 O'Berry Street Raleigh, NC 27607	$25,000	0	15,625	$3,738.24	2,124	0	0	0	0
One Northern Belle Solo 401(k) Trust 5310 Georgiana Ridge Drive Holly Springs, NC 27540	$50,000	0	31,250	$7,478.24	4,249	0	0	0	0
Prakash Patel 5011 Piney Branch Road Fairfax, VA 22030	$25,000	0	15,625	0	0	0	0	0	0
Jeffrey Rotberg 3117 Braddock Drive Raleigh, NC 27612	0	0	0	$99,999.68	56,818	0	0	0	0
Derek Tunbrush 1011 Meadow Pond Drive Durham, NC 27703	0	0	0	0	0	0	0	0	30,000
Levin Woodall 4108 Bashford Bluffs Lane Raleigh, NC 27603	0	0	0	0	0	0	0	0	12,000

Member Name and Address	First Tranche Contribution	Class A Units	Class B Units First Tranche	Second Tranche Investment	Class B Units Second Tranche	May 2021 Class B Investment	May 2021 Class B Units	Class W-1 Units	Class W-2 Units
Joe Cappert 107 High School Avenue South Hill, VA 23970-2019	0	0	0	$24,999.04	14,204	0	0	0	0
Through the Uprights, LLC 1522 North Prospect Avenue, #1306 Milwaukee, WI 53202 Attn: Michael Gordan	0	0	0	0	0	$99,999.08	53,191	**0**	0
TOTAL	**$895,000.000**	**2,030,123**	**3,602,483**	**$244,986.72**	**139,198**	**$2,306,629.52**	**123,034**	**562,500**	**72,000**

EXHIBIT C

TO AMENDED AND RESTATED OPERATING AGREEMENT OF LONERIDER SPIRITS, LLC

Nonrecourse Debt and Other Allocations

The provisions of this Exhibit C shall apply to the Company and its Members at all times during which the Company is treated as a partnership for federal tax purposes.

Section C.1 Definitions. The following defined terms used in this Exhibit C have the meanings specified below.

(a) "Adjusted Capital Account" means, with respect to any Member, the balance in such Member's Capital Account (as of the end of any period for which allocations of the Company's Income or Loss are made), increased by (i) the amount of (A) any deficit balance that the Member is obligated to restore upon liquidation of the Company pursuant to Regulations section 1.704-1(b)(2)(ii)(b)(3) or is treated as obligated to restore pursuant to Regulations section 1.704-1(b)(2)(ii)(c), and (B) the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and decreased by (ii) the items described in Regulations section 1.704-1(b)(2)(ii)(d)(4), (5), and (6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(b) "Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

(c) "Member", where used in this Exhibit, is to be interpreted and applied so as to mean and include all Persons that are treated and respected under the Agreement as being a holder of Units, regardless of whether such holder has been admitted as a Member of the Company.

(d) "Member Nonrecourse Debt" has the meaning set forth for "partner nonrecourse debt" in section 1.704-2(b)(4) of the Regulations.

(e) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with section 1.704-2(i)(3) of the Regulations.

(f) "Member Nonrecourse Deductions" has the meaning set forth for "partner nonrecourse deductions" in sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(g) "Nonrecourse Deductions" has the meaning set forth in section 1.704-2(b)(1) of the Regulations.

(h) "Nonrecourse Liability" means a liability of the Company for which no Member bears the economic risk of loss within the meaning of section 1.752-2 of the Regulations.

Unless otherwise defined, other terms with initial capital letters used in this Exhibit C have the same meaning as ascribed to them in the main text of the Amended and Restated Operating Agreement of the Company, as such agreement may be further amended or restated from time to time in accordance with the provisions thereof (the "Agreement"). This Exhibit C shall be treated for all purposes as being fully a part of, and incorporated within, the Agreement, as if the provisions of this Exhibit C were set forth in the main text of the Agreement.

Section C.2 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Exhibit C or of Article IV of this Agreement, if there is a net decrease in Company Minimum Gain during any fiscal year or other applicable period, each Member shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section C.2(a) is intended to comply with the minimum gain chargeback requirement in section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Exhibit C or of Article IV of this Agreement, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year or other applicable period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section C.2(b) is intended to comply with the minimum gain chargeback requirement in section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain

shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any deficit Adjusted Capital Account of such Member as quickly as possible; provided, however, that an allocation pursuant to this Section C.2(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account deficit after all other allocations provided for in this Section C.2 have been tentatively made as if this Section C.2(c) were not in the Agreement. This Section C.2(c) is intended to constitute a "qualified income offset" within the meaning of section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(d) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any fiscal year (or other applicable period) that is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Section C.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit C or in Article IV of this Agreement have been made as if Section C.2(c) hereof and this Section C.2(d) were not in the Agreement.

(e) Nonrecourse Deductions. Unless and except to the extent that the Board, upon consultation with the Company's professional tax advisors, determines that another manner is required under Code section 704 and the Regulations thereunder, nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Members in accordance with their respective numbers of Units (regardless of Class) as such respective numbers of Units may be amended from time to time in accordance with this Agreement. For purposes of determining each Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations section 1.752-3(a)(3), such excess nonrecourse liabilities shall be allocated to and among all of the Members in proportion to their respective numbers of Units (regardless of Class), unless and except to the extent that the Board, upon consultation with the Company's professional tax advisors, determines that another manner is required under Code section 752 and the Regulations thereunder..

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Member that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations section 1.704-2(i)(1).

(g) Forfeiture Allocations. Notwithstanding anything to the contrary in this Agreement, upon a forfeiture by any holder of any Class W Units or other Units that are substantially nonvested and with respect to which any items of Company income, gain, deduction, loss, or credit have been allocated for any period before or including the date of disposition, then gross items of income, gain, loss or deduction shall be specially allocated to such holder if and to the extent required by final Regulations provisions promulgated after the Effective Date to ensure that allocations made with respect to all such nonvested Units are

respected under Code section 704 and Regulations promulgated thereunder. The terms "forfeiture" and "substantially nonvested" for this purpose have the meaning given to such terms under Code section 83 or any final Regulations issued pursuant to Code section 704. This paragraph is intended to authorize and provide for "forfeiture allocations" as may be required in accordance with final Regulations to be promulgated under Code section 704 after the Effective Date; provided, however, that this Section C.2(g) shall apply only with respect to any Units to which the forfeiture allocations provisions of any such final Regulations may be applicable.

(h) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) or Code section 743(b) is required, pursuant to Regulations sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Units in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated: (i) if Regulations section 1.704-1(b)(2)(iv)(m)(2) applies, to the Members in accordance with how they would share the allocated item of gain or loss if it were included in computing the Net Income or Net Loss in the Company for the period in which the adjustment occurs; or (ii) if Regulations section 1.704-1(b)(2)(iv)(m)(4) applies, to the Member to which such distribution was made.

(i) Special Allocation of Items Resulting from Company Audits. The Board, or such Person as the Board may designate, may make special allocations of income, gain, loss, or deduction in order to correct for distortions arising from a Company tax audit and Company Level Taxes (as defined in Section 4.04(c) above). Allocations made under this Section C.2(i) shall preserve, to the greatest extent permitted by law, the after-tax economic arrangement of the Members as set forth in Section 4.02 of the Agreement.

Section C.3 Curative Allocations. The allocations set forth in Section C.2(a) through (h) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section C.3. Therefore, notwithstanding any other provision of this Exhibit C (other than the Regulatory Allocations), such offsetting special allocations of Company income, gain, loss, or deduction shall be made in whatever manner the Board determines appropriate (based on the advice of the Company's tax advisors) so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to other Sections of the Agreement. In exercising its discretion under this Section, the Board shall take into account future Regulatory Allocations that, although not yet made, are likely to be made and offset other prior Regulatory Allocations.

Section C.4 Compliance with Regulations. It is the intent of the Members that, to the greatest extent possible, the allocations of all items of income, gain, loss, deduction, and credit under this Agreement (i) have "substantial economic effect" within the meaning of, or otherwise be

in accordance with, Code section 704(b) and the Regulations promulgated thereunder, and/or (ii) be consistent with the Members' interests in the Company. Accordingly, to the extent adjustment to the allocations under this Agreement is necessary in order to be in compliance with the provisions of Code section 704(b) and the Regulations thereunder, such necessary adjustments in the allocations shall be made, but only to the smallest extent necessary. Furthermore, if there has been any adjustment in the allocations to the Members on account of the preceding sentence, subsequent allocations of income, gain, loss, deduction, or credit shall, to the extent possible, be allocated to the Members in the order and in a manner designed to result in each Member's having a Capital Account balance equal to what such balance would have been had the allocation(s) pursuant to the preceding sentence not occurred, and in a manner that is likely to minimize any economic distortions that otherwise might result.

EXHIBIT D
TO AMENDED AND RESTATED OPERATING AGREEMENT OF LONERIDER SPIRITS, LLC

Officers

Sumit Vohra	Chairman of the Board
Chris Mielke	President